UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2006

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                   No    X

Financial Results

1Q2006

Investor Relations Department

Pedro Pires, Head of IR

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Ricardo Farinha

Phone: +351 21 001 2834

Fax: +351 21 001 2899

Email: ir@edp.pt

Site:www.edp.pt

Reuters: EDP.LS / EDP.N

Bloomberg: EDP PL / EDP US

Lisbon, 25 May 2006

EDP - Energias de Portugal, S.A. Headquarters: Praça Marquês de Pombal,12 1250-162 Lisboa Portugal

Table of contents

1Q2006 Performance

EDP Share Performance

Consolidated Income Statement

EBITDA Overview

Consolidated Balance Sheet

Capital Expenditures

Cash Flow

Financial Debt and Provisions for Social Benefits

Financial Income/(Expense) and Amortization of Rights and Concessions

Business Areas

Iberian Electricity System

Iberian Generation and Supply

Renewable Energies: NEO Energía

Distribution in Iberia

Gas in Iberia

Brazil: Energias do Brasil

Telecoms

Financial Statements & Annex

1Q2006 Performance

Results Summary (€ m)	1Q2006	1Q2005	Δ 06/05
Gross Profit	1,011.9	981.5	3.1%
Operating Costs	442.9	420.6	5.3%
EBITDA	569.0	560.8	1.4%
EBIT	352.0	362.4	-2.9%
Net Profit	237.1	216.9	9.3%
Net Debt	9,130.0	8,596.9	6.2%

Operating Data	1Q2006	1Q2005	Δ 06/05
Electricity:			
Installed Capacity (MW)	12,609	11,718	+891 MW
Generation (GWh)	12,138	12,062	0.6%
Distribution (GWh)	20,508	19,532	5.0%
Retail (GWh)	18,839	18,485	1.9%
Clients (thousand)	9,580	9,336	+243 th
Gas:			
Distribution (GWh)	7,402	7,444	-0.6%
Retail (GWh)	6,904	6,303	9.5%
Clients (thousand)	676	707	-31 th
Employees (Group)	14,333	14,844	-511

• EDP's consolidated **net profit** in the 1Q2006 **rose 9% YoY**.

• The **regulated core business in Iberia** – comprising the PPAs and the electricity and gas distribution activities which represent **62% of the Group's consolidated gross profit** - posted a stable performance in the 1Q2006 (+€10m).

• In the **Iberian liberalized market**, our electricity **generation activity** benefited from the sharp rise in wholesale prices during the first months of 2006, **contributing for a significant increase in gross profit** (+€47m) in the 1Q06.

• In the **supply business in Iberia**, the low flexibility of older clients' contracts and the increase of electricity wholesale prices resulted in a **deterioration of this activity's gross profit** during the period (-€69m).

• The publication of the **Royal Decree-Law 03/2006 in Spain had a negative impact** (-€33m EBITDA) as a result of (i) the provisioning of the potential withdraw of the economic value of the CO2 licenses granted for free related to generation sales to the pool between Jan-06 and Feb-06 (€11m); (ii) the settlement of a provisional €42.35MWh on the unit cost of purchased electricity by the distribution companies during March (€4m) and (iii) the booking of a provision for other potential regulatory risks (€18m).

• **EDP's renewable energy installed capacity rose by 72% to 1,024MW** surpassing for the first time the 1,000 MW threshold and allowing a **strong growth of NEO's contribution to EDP's gross profit** (+€30m). This was achieved both through organic growth (155 MW) and through acquisitions (Desa 224 MW and Tecneira 50 MW).

• **Good operating performance at Energias do Brasil and a 31% appreciation of the Brazilian Real** during the period resulted in a healthy growth of our Brazilian operations' gross profit (+€60m).

• The evolution of **operating costs** (personnel and supplies & services) **remained under control**, increasing by approximately 3% YoY, in line with average increase of CPI in the markets where EDP operates.

• **Improvement of Financial Results** (+€92m) backed by the substantial reversion (+€103m) of the 2005 negative impact that resulted from the mark-to-market of the derivative instrument contracted to hedge the value of the CMEC, following the positive impact of the recent increases in interest rates. This was partly offset by the booking, this quarter, of a provision related to financial guarantees given by EDP on Electra's debt (Cape Verde).

• EDP's consolidated **financial debt decreased by 333M€** from December 2005 to €9,130m.

- 3 -

YTD EDP Stock Performance on Euronext Lisbon

—EDP

—Iberian Electricity & Gas

—DJ Euro Stock Utilities

Dez-05

Jan-06

Fev-06

Mar-06

Abr-06

3.40

3.30

3.20

3.00

2.90

2.80

2.70

2.60

2.50

EDP Stock Market Performance

EDP Share Price (Euronext Lisbon - €)

Close

Max

Min

Average

EDP’s Liquidity in Euronext Lisbon

Turnover (€ m)

Average Daily Turnover (€ m)

Traded Volume (million shares)

Avg. Daily Volume (million shares)

EDP Market Value

Market Capitalisation (€ million)

Enterprise Value (€ million)

YTD

(24-05-2006)

2.86

3.35

2.58

2.98

5,395.6

52.4

1,811.8

17.6

10,457.7

20,929.1

52w

—

3.35

2.04

2.65

9,041.8

34.5

3,407.8

13.0

-

-

2005

2.60

2.68

2.04

2.25

5,689.9

21.9

2,526.5

9.7

9,507.0

20,257.9

EDP and Iberian Peers Multiples

EV/EBITDA (2006)

PER (2006)

Dividend Yield (2006)

EDP

Peers

EDP

Peers

EDP

Peers

8.7x

8.9x

13.5x

14.2x

3.8%

3.7%

EDP’s Main Events - 2006

5-Jan Banco Espirito Santo notifies EDP that it acquired a 2.17% stake in EDP’s share capital

3-Fev Baltic notifies EDP that it acquired from Brisa a 2.0020% stake in EDP’s share capital

3-Fev Standard & Poor’s Ratings Services affirmed its ‘A’ long term and ‘A-1’ short term corporate ratings

16-Fev EDP Lajeado reaches agreement with Eletrobrás regarding the redeemable preferred shares issued by Investco

7-Mar EDP releases the 2005 annual financial results

31-Mar EDP’s 2006 annual general shareholders meeting

3-Apr Caixa Geral de Depósitos increases ownership in EDP’s share capital to 5.098%

6-Apr ANEEL approves a 16.75% tariff increase at Enersul’s annual tariff readjustment process

18-Apr Board of directors’ deliberations regarding the Executive Committee, the Audit Committee, the Company’s Secretary and EDP’s market relations and CMVM’s representative

25-Apr Ex-Dividend Date

28-Apr EDP pays a €0.10 gross dividend per share (financial year 2005)

03-May Naturgas acquires full control of Bilbogas

11-May EDP concludes the increase of its indirect shareholding in Portgas (72.0%) and Setgas (19.8%)

11-May Caixa Geral de Depósitos decreases ownership in EDP’s share capital to 4.95%

Note: EDP and Peers multiples based on brooker reports.

Consolidated Income Statement

The financial statements presented in this document are non-audited.

Consolidated Income Statement (€ m)	1Q2006	1Q2005	Δ 06/05
Electricity Sales	2,421.8	2,136.1	13.4%
Other Sales	259.6	175.3	48.1%
Services Provided	78.6	142.1	-44.7%
Operating Revenues	**2,760.1**	**2,453.5**	**12.5%**
Electricity & Gas	1,243.5	1,195.6	4.0%
Fuel	292.6	267.2	9.5%
Materials and goods for resale	212.1	9.2	-
Direct Activity Costs	**1,748.2**	**1,472.0**	**18.8%**
Gross Profit	**1,011.9**	**981.5**	**3.1%**
Gross Profit/Revenues	36.7%	40.0%	-3.3%
Supplies and services	167.8	177.0	-5.2%
Personnel costs	141.9	133.4	6.4%
Costs with social benefits	18.1	25.1	-27.7%
Concession fees	53.0	51.4	3.0%
Other operating costs (or revenues)	62.1	33.8	83.8%
Operating costs	**442.9**	**420.6**	**5.3%**
EBITDA	**569.0**	**560.8**	**1.4%**
EBITDA/Revenues	20.6%	22.9%	-2.2%
Depreciation and amortisation	241.6	218.6	10.5%
Comp.of subsidised assets' depreciation	(24.7)	(20.2)	-22.1%
EBIT	**352.0**	**362.4**	**-2.9%**
EBIT/Revenues	12.8%	14.8%	-2.0%
Financial income/(expense)	25.8	(65.9)	-
Amortisation of rights and concessions	(9.1)	(9.4)	2.7%
Discontinued Activities	-	0.5	-
Pre-tax profit	**368.7**	**287.6**	**28.2%**
Income taxes and deferred taxes	107.9	67.8	59.2%
Minority interests	23.7	3.0	701.2%
Net Profit	**237.1**	**216.9**	**9.3%**


Gross Profit
€ m
1Q2005
981
Iberian Energy
+12
Brazil Electricity
+60
Other
-41
1Q2006
1,012


Opex
€ m
Iberian energy
1Q2005
278
1Q2006
317
(1)
Brazil electricity
1Q2005
46
1Q2006
74
(2)
Consolidated
1Q2005
421
1Q2006
443


EBITDA
€ m
1Q2005
561
Iberian Energy
-20
Brazil Electricity
+32
Other
-4
1Q2006
569


Net Profit
€ m
216.9
+8.1
-18.5
+91.7
-40.2
-20.7
237.3
1Q2005
EBITDA
Depreciation
Financial
Taxes
Minority interests
1Q2006

Notes:

(1) Opex in Iberia were affected by a €29m provision associated with the RD 3/2006 regarding the CO_2 emissions

(2) In Euro terms, opex in Brazil was influenced by the appreciation of Real (+31% vs 1Q2005; impact: €18m)

- 5 -

EBITDA Overview: Group's EBITDA up 1.4%

EBITDA (€ m)	1Q2006	1Q2005	Δ 06/05
IBERIA			
Generation & Supply	244.0	281.5	-13.3%
NEO - Renewable Energy	39.4	15.5	153.8%
Cogeneration	6.2	6.4	-3.2%
Distribution	163.5	173.2	-5.6%
Gas	23.7	30.3	-22.0%
Brazil	105.2	73.4	43.2%
Telecoms	1.3	7.6	-83.2%
Other & Adjustments	(14.2)	(27.1)	47.4%
Consolidated	**569.0**	**560.8**	**1.4%**

EBITDA 1Q2006



Generation & Supply (Iberia)
42%
NEO - Renewables (Iberia)
7%
Cogen. (Iberia)
1%
28%
Distribution (Iberia)
4%
Gas (Iberia)
18%
Brazil
0%
Telecoms

Contributions to the year-on-year EBITDA - Δ by Business Areas



€ m
561
-38
+24
-
-10
-7
+32
-6
+13
569
EBITDA 1Q2005
Generation & Supply
NEO - Renewable Energy
Cogen.
Distribution
Gas
Brazil
Telecoms
Other
EBITDA 1Q2006

Consolidated EBITDA by Quarters 1Q05 - 1Q06 (€ m)



€ m
563
494
421
512
569
1Q2005 (1)
2Q2005 (1)
3Q2005 (1)
4Q2005 (1)
1Q2006

(1) Adjusted to exclude the following one-off items in 2005: i) capital gains: €15m on sale of 60% Edinfor, €12.4m on transfer of BCP to EDP's pension fund, €9.2m on sale of REE, €397m on sale of Galp, €11m on sale of Efacec, Canal Energia and H. Santillana; ii) the provision associated with the Spanish System Deficit and the Recovery of Lajeado's concession value of€30m.

- **Iberian Generation and Supply:** EBITDA fell 13.3% reflecting singular factors in the 1Q2006: i) the publication of RD 3/2006, which withdraws the right to CO_2 allowances attributed to the generators under the Spanish NAP, for the amounts equivalent to January and February 2006 emission licences (-€29m); and ii) the provisioning of commercial losses in Portugal (-€14m). EDP benefited from high pool prices and a long generation position in the liberalised market in Iberia, which was not fully reflected at the gross profit level, down 2.4%, due to: i) the deficit in CO_2 allowances versus CO_2 emissions (-€6m); ii) the mark-to-market of the provision related with the 2005 CO_2 allowance deficit (-€8m); and iii) the mark-to-market of a derivative to cover market price volatility (-€14m). Excluding the above, the gross profit of the liberalized generation & supply would have increased 5.1%. The gross profit of the generation under PPAs was up 5.3% YoY.

- **NEO - Renewable Energy:** EBITDA more than doubled reflecting the substantial investments EDP made during 2005 (namely the acquisition of Desa in Spain in the 4Q2005), which increased wind installed capacity two fold to 712MW (or 1.024 MW gross installed capacity).

- **Distribution in Iberia:** Despite the strong increase in electricity distributed by EDP in Iberia (+4.9% YoY) and efficiency gains through cost efficiency achieved in the period (-0,8% YoY), EBITDA fell 5.6%. This reflects: in Portugal, the impact of the unanticipated rise in fuel costs and special regime generation volumes on the Portuguese system costs which, together with the inflation cap set for LV customers, created a tariff deficit, which will be recovered with interest by EDPD between 2007 and 2011; in Spain, the application of the RD 3/2006 which modified the settlement mechanism in the system, only recognising a price of €42.35/MWh on the energy purchased by the distributors.

- **Gas in Iberia:** Despite the change in the consolidation method of Portgás (60% proportional in the 1Q2006; equitymethod in 1Q2005), the exceptional necessity to acquire gas in the spot market at high prices by Naturgas had a €15m negative impact in EBITDA. This is a non-recurring cost item.

- **Brazil:** Activities overseas benefited from a 5% growth in consumption at our DisCos. concession areas. The increase in EBITDA (9% in local currency) would have been even higher (circa 33%), had the non-controllable costs not been above those recognised in the tariffs. In addition, EDP benefited from a 31% appreciation of the Real vs the Euro in the 1Q2006 vs the 1Q2005.

- **Other:** The change in the "other & adjustments" is mainly due to a €17m provision booked in the 1Q2005 related to the Spanish tariff deficit. In the 1Q2006 such effect did not have an impact in the P&L, considering that the current legislation assures the recovery of the tariff insufficiency in Spain.

- 6 -

Consolidated Balance Sheet

The financial statements presented in this document are non-audited.

Assets (€ m)	1Q2006	2005
Fixed assets	19,038	18,501
Intangible assets, net	3,963	3,656
Tangible assets, net	14,027	13,898
Financial Investments, net	1,048	947
Other assets	4,861	5,006
Inventories	236	219
Accounts receivable - trade, net	1,682	1,464
Accounts receivable - other, net	2,353	2,462
Cash and cash equivalents	590	861
Deferred Tax	861	893
Total assets	**24,761**	**24,399**

Shareholders' equity (€ m)	1Q2006	2005
Share capital	3,657	3,657
Own shares	-27	-38
Earnings and other reserves	1,201	1,205
Minority interest	1,341	1,288
Shareholders' equity	**6,172**	**6,111**

Liabilities (€ m)	1Q2006	2005
Provisions	2,265	2,112
Hydrological correction account	122	170
Financial Debt	10,072	10,584
Short-term debt & current portion of long-term debt	1,470	1,984
Long-term debt	8,602	8,601
Other liabilities	5,762	5,052
Accounts payable - trade, net	5,612	4,914
Accounts payable - other, net	150	138
Deferred Tax	369	370
Total liabilities	**18,589**	**18,288**
Total liabilities and shareholders' equity	**24,761**	**24,399**

Capex


€ m
136.4
53.3
6.9
196.0
Iberian Energy
Brazil Electricity
Other
1Q2006

Net Debt -to- Total Capital


61%
60%
2005
1Q2006

Net Debt -to- Equity


1.55
1.48
2005
1Q2006

- 7 -

Capital Expenditures

CAPEX (€m)	1Q2006	1Q2005	Δ 06/05
Existing Plants	1.9	2.8	-29.7%
New Plants	12.0	24.6	-51.4%
Environmental	7.4	0.8	-
Supply	0.0	0.3	-85.1%
Portugal	**21.4**	**28.4**	**-24.9%**
Existing Plants	3.5	0.8	-
New Plants	13.3	0.2	-
Environmental	18.0	2.4	-
Supply	0.0	0.3	-88.4%
Spain	**34.9**	**3.6**	**-**
Iberian Generation & Supply	**56.3**	**32.0**	**75.8%**
Wind	2.0	4.3	-54.0%
Portugal	**2.0**	**4.3**	**-54.0%**
Wind	13.8	18.3	-24.5%
Other	1.1	1.6	-33.4%
Spain	**14.9**	**19.9**	**-25.2%**
NEO - Renewable Energy	**16.8**	**24.2**	**-30.3%**
Distribution grid	70.8	74.1	-4.5%
Other	6.9	5.8	18.1%
(-) Investment subsidies	27.8	28.8	-3.5%
Portugal	**49.8**	**51.1**	**-2.5%**
Distribution grid	9.0	8.3	8.8%
(-) Investment subsidies	1.6	2.7	-38.5%
Spain	**7.3**	**5.6**	**31.2%**
Iberian Distribution	**57.2**	**56.7**	**0.8%**
Distribution grid	1.4	-	-
Other	0.5	-	-
Portugal	**1.9**	**-**	**-**
Distribution grid	3.1	2.1	47.5%
Other	1.1	2.2	-48.7%
Spain	**4.2**	**4.3**	**-1.5%**
Iberian Gas	**6.1**	**4.3**	**42.3%**
Iberian Core Business	**136.4**	**117.2**	**16.4%**
Generation	24.0	43.0	-44.2%
Distribution	29.2	22.0	32.6%
Supply & Other	0.1	0.1	54.0%
Brazil	**53.3**	**65.1**	**-18.1%**
Telecoms	**4.1**	**6.4**	**-35.5%**
Other	**2.2**	**2.5**	**-12.3%**
EDP Group	**196.0**	**191.1**	**2.5%**

The **EDP Group's capital expenditures** amounted to €196.0m in the 1Q2006, up 2.5% year-on-year, due to investments made at EDP Group's Iberian Generation business, mostly related to: i) the construction of a second 400 MW CCGT unit at Castejón, which is expected to enter into operations by the end of 2007, and ii) environmental investments made in Sines, Aboño and Soto coal power plants to reduce SO2 and NOx emissions in order to comply with EU directives.

Iberian Generation & Supply - The drop in operating investment at EDP Group generation business in Portugal reflects the end of construction of both Frades hydro plant (192MW - Aug 05) and of Ribatejo III CCGT (392MW - Mar 06). In Spain, EDP continued the construction works of the second 400 MW unit at Castejón CCGT, which is forecasted to start operations by the end of 2007. In the 1Q2006, total investment in this project amounted to €13.3m. During 2006, EDP will start the constructions works of another 400 MW CGGT, which will be located at Soto, and should start operations in 2008. Additionally, in the 1Q2006, EDP invested €25.4m to reduce the SO2 and NOx emissions at Sines, Aboño and Soto power plants, in order to comply with EU directives until the end of 2007. Total estimated environmental investment at EDP Group's Iberian power plants between 2006 and 2008 should amount to approximately €290m.

NEO - Renewable Energy - In the 1Q2006, NEO's operating investment amounted to €16.8m, out of which 94% was invested in wind farms: i) in Spain, NEO invested €11m for the end of the construction of the two wind farms that entered into operation in the 1Q2006 – Boquerón (22 MW – Jan06) and Belchite (50 MW – Fev06), while the balance was invested in some other projects that are expected to enter into service this year, namely Brújula (73 MW), Curiscao (73 MW) and Tarifa (18 MW); ii) in Portugal wind farms investment is mostly related to projects that are expected to enter into operation between 2006 and 2007. Until the end of 2006, an additional 435 MW are expected to enter into service, out of which 155 MW in Portugal and 280 MW in Spain.

Iberian Distribution - Operating investment at EDP Group's Iberian distribution business, which amounted to €57.2m in the 1Q2006, is aimed at improving the quality of service. Nevertheless, in Portugal, the equivalent interruption time (EIT) increased 14 min year-on-year, to 57 min in the 1Q2006, due to both less favourable weather conditions and an incident in one of EDPD's sub-stations, all contributing with an additional 21 min to the 1Q2006 EIT. In Spain, the 1Q2006 EIT of EDP's distribution grid remained stable at 29 min.

Iberian Gas - Operating investment at the Iberian gas business totalled €6.1m in the 1Q2006, out of which 75% was spent in the development of the gas distribution activity. The balance is related to the transport activity in Spain, to sales campaigns, meter readings for new consumption places and to the adaptation of facilities from LPG to NG.

Brazil - Energias do Brasil operating investment decreased 18% vis-à-vis the 1Q2005, since the constructions works on Peixe Angical hydro power plant are now nearing completion (€20m in the 1Q2006 vs. €41m in the 1Q2005). Until the end of 2006, Energias do Brasil is expecting to bring on stream another 75 MW with the end of the construction of São João hydro plant (25 MW) and a new unit in Mascarenhas hydro plant (50 MW). In addition the company already announced the construction of Santa Fé hydro plant (29 MW), which is conditioned to the granting of preliminary environmental licences. Out of the €29.2m invested in the distribution activity, €10m are related to the mandatory universal connection programme – "Universalização" – to all low voltage consumers, in the concession areas of Bandeirante, Escelsa and Enersul.

Telecoms - On a pro-forma basis (excluding Comunitel's contribution from the 1Q2005), operating investment at Oni increased 70% to €4.1m in the 1Q2006 due to the investments made in direct access centrals (Unbundling of the Local Loop).

- 8 -

Cash Flow

edp

Operat. Cash Flow by Business Area (€ m)	1Q2006	1Q2005	Δ 06/05
IBERIA			
Generation & Supply	252.9	260.4	-2.9%
NEO - Renewable Energy	31.4	14.0	124%
Cogeneration	5.8	5.2	10%
Distribution	(75.2)	145.9	-
Gas	20.5	24.5	-17%
Brazil	82.0	63.1	30%
Telecoms	(1.0)	7.7	-
Hydro Correction Account	(49.1)	(53.0)	7%
Other	(15.7)	(4.3)	-
EDP Group Operating Cash Flow	**251.6**	**463.5**	**-46%**

Consolidated Cash Flow (€ m)	1Q2006	1Q2005
Net Profit	**237.1**	**216.9**
Depreciation	241.6	218.6
Compensation of subsidised assets' depreciation	(24.7)	(20.2)
Concession rights' amortisation	9.1	9.4
Net provisions	4.7	(9.2)
Interest hydro account	1.0	2.1
Forex differences	(7.7)	(5.8)
Income equity method	(34.9)	(10.1)
Deferred taxes	28.5	1.7
Minority interests	23.7	3.0
Other adjustments (1)	(62.1)	20.6
Net financial interest and other financial costs	99.0	96.4
Operat. Cash Flow before Working Capital	**515.4**	**523.5**
Change in operating working capital	(215.8)	(6.8)
Hydro correction	(49.1)	(53.0)
Operating Cash Flow	**250.5**	**463.7**
Capex	(196.0)	(191.1)
Net Operating Cash Flow	**54.5**	**272.6**
Divestments of fixed assets	583.7	-
Net financial investments	(4.1)	(155.1)
Financing of 6.08% of Spanish Tariff Deficit	(71.0)	(40.6)
Net financial interest and other financial costs	(99.0)	(96.4)
Dividends paid	-	-
Other non-operating changes	(130.9)	(88.4)
Decrease/(Increase) in Net Debt	**333.2**	**(108.0)**

Operating Cash Flow per Business Area (€ m)



253
31
6
-75
20
82
-1
-65
252
Generation & Supply
NEO - Renewables
Cogen.
Distribution
Gas
Brazil
Telecoms
Hydro & Other
CF 1Q2006

EDP Group's cash flow in the period enabled a €333.2m reduction in net debt vis-à-vis the YE2005. Such reduction is explained by:

- €576.4m related to the final settlement received in the 1Q2006 from the sale of 14.27% of Galp Energia (80% of €720m), that was divested in the end of 2005;

which was partly offset by:

- a lower cash flow before capex, that was affected by two exceptional factors:

i) an increase in the working capital of EDP Distribuição of approximatly €200m, which is mainly explained by the implementation in the Portuguese Distribution activity of the "bimonthly" invoicing instead of monthly, to reduce billing and posting expenses;

ii) the €49.1m hydro correction payment made to REN during the 1Q2006 following a dry period (hydro coefficient of 0.57 in the 1Q2006).

- the financing by HC Energia of 6.08% from the 1Q2006 tariff deficit in the Spanish regulated system (€71m).

Note:
(1) Other adjustments include the substantial reversion (+€103.5m) of the 2005 €118.0m negative impact that resulted from the mark-to-market of the derivative instrument contracted to hedge the effect of interest rate changes on the NPV calculation of the value of the CMEC. This reversion reflects the positive impact of the recent increases in interest rates.

- 9 -

Financial Debt and Provisions for Social Benefits

Financial Debt Allocation by Business Area (€ m)

IBERIA

Generation & Supply

NEO - Renewable Energy

Cogeneration

Distribution

Gas

Brazil

Telecoms

EDP SA & Adjustments

Sub-Total

OPTEP Derivative (Liability)

Fair

Value on Hedged Debt

Total Financial Debt

Cash and cash equivalents

OPTEP Derivative (Asset)

EDP Consolidated Net Debt

Nominal Financial Debt by Company (€ m)

EDP S.A. and EDP Finance BV

EDP Produção

EDP

Comercial

NEO Energía

EDP Distribuição

Portgás (60%)

HC Energia

Energias do Brasil

Oni

Other

Nominal Financial Debt

Accrued Interests on Debt

Nominal Financial Debt + Accrued Interests

Provisions for Social Benefits (€ m)

Pensions (1)

Medical Care

Total

1Q2006

2,187.9

1,539.4

76.2

2,102.6

122.2

1,093.2

326.2

2,220.4

9,668.0

315.0

88.5

10,071.5

590.2

351.3

9,130.0

1Q2006

7,308.6

27.6

–

495.2

-

65.1

240.4

1,029.5

326.1

10.1

9,502.6

165.4

9,668.0

1Q2006

1,059.7

737.1

1,796.8

2005

2,453.7

1,357.0

77.4

1,866.0

121.6

1,064.0

315.7

2,921.8

10,177.1

315.0

92.2

10,584.3

861.1

260.0

9,463.2

2005

7,844.8

29.0

-

-

-

70.7

701.8

1,006.6

315.7

44.1

10,012.6

164.5

10,177.1

2005

1,099.6

743.6

1,843.2

(1) Pension include the Provision for the HR Restructuring Program costs of EDP Distribuição, which are being recovered through the tariffs

(2) Nominal Value

EDP SA & EDP Finance BV

HC Energia

Bandeirante

Escelsa

Enersul

Investco

Debt Ratings

S&P

A/Stab/A-1

brA-/Stab

BB-/brA-/Stab

Ba1/Stab

Moody’s

A2/Stab/P-1

A3/Stab/P-2

Ba3/A3.br/Stab

Ba3/A3.br/Stab

Ba3/A2.br/Stab

Fitch

A+/Stab/F1

BBB+/Stab/F2

Med./Long term Debt (2)

Variable Hedge

Fixed

25%

38%

37%

Variable Un-Hedge

Debt by Currency (2)

BRL

USD

8%

2%

90%

Euro

Debt Maturity (€ m) (2)

EDP SA & EDP Finance BV

Other

3,500

3,000

2,500

2,000

1,500

1,000

500 0

2006

2007

2008

2009

2010

2011

2012

> 2012

Financial Income/(Expense) and Amortization of Rights and Concessions

Financial Results (€ m)	1Q2006	1Q2005	Δ 06/05
Income from group&associated cos.	34.9	10.1	245.2%
Investment income	-	-	-
Financial Investments Gains/(Losses)	**34.9**	**10.1**	**245.2%**
Net financial interest paid	(89.1)	(91.9)	3.1%
Net foreign exchange differences	7.7	5.8	33.2%
Other Financials	72.4	10.2	-
Financing Gains/(Losses)	**(9.1)**	**(76.0)**	**88.1%**
Financial results	**25.8**	**(65.9)**	**-**

Income from Equity Method (€ m)	1Q2006	1Q2005	Δ 06/05
REN (30%)	26.3	5.2	407.8%
Edinfor (40%)	1.5	(5.7)	-
Portgás (59.6% in 2005)	-	3.8	-
Setgás (19.8%)	0.2	0.1	-
CEM (22%)	1.5	1.9	-19.1%
Turbogás (40%)	3.2	1.3	152.7%
DECA II (EEGSA (21%))	0.0	1.3	-99.8%
HC's subsidiaries	0.7	1.0	-30.8%
Other	1.4	1.4	4.8%
Total	**34.9**	**10.1**	**245.7%**

Amort. of rights and concession (€ m)	1Q2006	1Q2005	Δ 06/05
EBE	2.1	2.2	-6.6%
IVEN (Escelsa/Enersul)	5.4	5.2	3.3%
EDP LAJEADO (Investco)	0.8	-	-
Comunitel	-	1.1	-
Oni	0.8	0.8	0.0%
Total	**9.1**	**9.4**	**-2.7%**

Financial Results



€ m
-65.9
+24.8
+2.8
-18.8
+135.5
-52.6
+25.8
1Q2005
Equity Method
Net Interest Paid
Net Forex Differences (1)
Fair Value on Derivatives
Other
1Q2006

Financial results swing in the 1Q2006 reflect:

• A €24.8m increase in **"income from group and associated cos."** mostly resulting from: i) the equity contribution of REN, which reflect the recovery in 1Q2006 of previous year's tariff deficits; ii) the improvement in net profit of Edinfor (a net loss of €14.4m in the 1Q2005 vs. a profit of €3.8m in the 1Q2006). In the 4Q2005 Portgás started to be proportionally consolidated (EDP currently owns 72.0% of Portgas. In the 1Q2006 it was 59.6% consolidated).

• **"Net financial interest paid"** improved 3.1% benefiting from a 40 b.p. drop in the average cost of debt of the Group, which compensated the increase in the average level of debt in the 1Q2006 vs. the 1Q2005.

• The Brazilian Real appreciation against the US Dollar in the 1Q2006 (8%) was stronger than in the 1Q2005 (0%). The impact on the dollar denominated debt in Brazil of such currency performance drove **"Net foreign exchange differences"** up €1.9m.

• The **"Other"** financial gains and losses in the 1Q2006 include items with opposite impacts in financial results: i) due to the increase in interest rates, the €118.0m negative impact of the mark-to-market recorded at YE2005, relating to the fair value of a derivative contracted by EDP to hedge the effect of interest rate changes on the NPV calculation of the value of the CMEC, was substantially reverted, in the amount of €103.5m; ii) the fair value of the Group's other derivatives amounted to an additional +€24.0m in the 1Q2006 vis-a-vis 1Q2005; iii) we also recorded a €44.2m provision relating to guarantees we gave for Electra's financing, in which EDP assumed the responsibility for 60%. of the total amount.

(1) Net Forex Differences in chart were adjusted for hedge instruments accounted in "Other Financials"

- 11 -

Business Areas

Iberian Electricity System

Energy Balance (GWh)

Hydroelectric

Nuclear

Coal

CCGT

Fuel/Gas/Diesel

Own consumption

(-)Pumping

Conventional Regime

Special Regime

Import / (Export) net

Gross demand

Transmission losses and other

Energy delivered to System

Portugal

1Q2006

2,297

-

3,495

2,721

878

-

(128)

9,263

2,164

1,777

13,204

(217)

12,987

1Q2005

1,360

-

3,639

2,999

1,990

-

(162)

9,825

1,509

1,380

12,714

(204)

12,509

D 06/05

68.9%

-3.9%

-9.3%

-55.9%

-

20.9%

-5.7%

43.4%

28.8%

3.9%

-6.2%

3.8%

Spain

1Q2006

5,724

16,102

18,564

16,099

1,817

(2,348)

(1,559)

54,399

13,549

(1,783)

66,165

(772)

65,393

1Q2005

4,986

15,540

20,207

10,271

3,607

(2,361)

(1,479)

50,771

13,214

646

64,631

(770)

63,862

D 06/05

14.8%

3.6%

-8.1%

56.7%

-49.6%

0.6%

-5.5%

7.1%

2.5%

-

2.4%

-0.3%

2.4%

IBERIAN MARKET

• Electricity gross demand in the Iberian market posted a 2.6% increase in the 1Q2006, with electricity demand in Portugal increasing 3.9% and in Spain 2.4%. Alongside with an healthy electricity consumption growth, the Iberian market was characterized by a slow recovery of the traditional hydro levels and by a strong increase in the wholesale prices following higher marginal electricity generation costs and an increase of the thermal output in Spain.

• Regulation in Iberia grants Special Regime Producers’ dispatch priority over all other technologies. In the 1Q2006, SRPs in Iberia represented 20% of gross demand (+0.8 p.p. than 1Q2005). Most of the increase was registered in the Portuguese system – in the 1Q2006 SRP’s output represented 16% of Gross demand in Portugal vs. 12% in the 1Q2005 – and attributable to an increase of the installed capacity in wind farms, which went up 82% vis-à-vis the 1Q2005, to 1,224 MW. In Spain, wind farms installed capacity only increased 11% to 10,020 MW.

• Regarding the conventional regime, the electricity generation based on natural gas and coal power plants in Portugal, presented a decline vs. the 1Q2005, as a result of the abovementioned increase in SRP’s output and Hydroelectric generation. In Spain, CCGTs generation increased 57%, following an increase of the installed capacity based on this technology, while the electricity output of the coal power plants went down 8.1%.

• In this period, is estimated that the CO2 emissions in the Iberian market surpassed the emission allowances granted (2006: 39.0m ton CO2 in Portugal and 174.6m ton CO2 in Spain, including the allowances reserved for new entrants), which in conjunction with the CO2 rights deficit accumulated in 2005 and the high prices of CO2 licences in the 1Q2006, conditioned the utilisation of the coal power plants that have higher inefficiency levels.

EDP (for outputs see Annex)

• In the 1Q2006, the output of EDP’s power plants in the conventional generation Iberian market decreased 1.7%. In Portugal, the lower utilization of the thermal power plants, as a result of the strong rise of the SRP’s output and the hike in international fuel prices, was compensated by the higher utilization of EDP’s hydro plants (which represent 50% of its capacity in Portugal) following improved hydrological conditions. In Spain, EDP’s electricity generation decreased 5.6%, mostly due to a programmed stoppage in Castejón CCGT during 6 weeks in the 1Q2006 for maintenance works.

Conventional Generation

EDP

Portugal

Spain

Twh

-1.7%

10.7

3.7

7.0

1Q2005

10.5

3.5

7.1

1Q2006

Iberian Electricity System

Twh

+5.1%

60.6

50.8

9.8

1Q2005

63.7

54.4

9.3

1Q2006

Spain Weighted Average Pool Price

+36.1%

56.5

1Q2005

76.9

1Q2006

€/MWh

100

75

50

25

0

Jan

Fev

Mar

Abr

Mai

Jun

Jul

Ago

Set

Out

Nov

Dez

Hydro Coeficient

2

1

0

0.41

2005

0.57

2006

Iberian Generation and Supply

Financial Highlights (€ m)	1Q2006	1Q2005	Δ 06/05
Gross Profit	343.6	352.0	-2.4%
Operating Costs	99.6	70.4	41.5%
EBITDA	244.0	281.5	-13.3%
EBIT	169.8	210.3	-19.2%

Operating Highlights	1Q2006	1Q2005	Δ 06/05
Installed Capacity (MW)	11,076	10,524	5.2%
Electricity Generation (GWh)	10,506	10,686	-1.7%
Electricity Supply (Liberalised Clients) (GWh)	3,927	2,486	58.0%
Number of Clients (th)	91.7	11.0	8.3x

Contribution to Gross Profit



1Q2005
€ m
227.7
143.8
-24.6
5.0
352.0
PPA
Generation Supply
Liberalized
Other
1Q2005
1Q2006
€ m
239.9
190.6
-93.2
6.4
343.6
PPA
Generation Supply
Liberalized
Other
1Q2006

EDP's Generation and Supply scheme in Iberia



PORTUGAL
Power Plants PPA
7,164 MW
Long-Term PPA
REN (Single Buyer)
Regulated Distribution
Power Plants Liberalized Mkt
1,420 MW
Bilateral
Non-Regulated Supplier
Non-Regulated Clients
SPAIN
Power Plants Liberalized Mkt
2,492 MW
Pool
Bilateral
Non-Regulated Supplier
Non-Regulated Clients

65% of EDP's Iberian capacity is bounded to the PPA's low risk profile, providing stability on cash-flows. PPA contracts secure a remuneration based on availability rather than on output, providing a ROA of 8.5% real pre-tax and the pass-through of fuel and CO2 emission costs.

Liberalised Market: i) balance generation and supply positions to hedge market prices volatility; ii) pass-through marginal cost of generation to final clients.

GWh 1Q2006



Portugal
Generation
1,643
Supply
1,585
Net Position 1Q2006
58
Net Position 1Q2005
9
Spain
Generation
3,454
Supply
2,34
Net Position 1Q2006
1,112
Net Position 1Q2005
2,486
Iberia
Generation
5,097
Supply
3,927
Net Position 1Q2006
1,17
Net Position 1Q2005
2,495

- 14 -

Iberian Generation: PPAs Gross Profit

Gross Profit ( € m)

PPA Capacity Charge

PPA Energy Charge

Steam (Barreiro) & Ashes

(-) Direct Costs

Gross Profit

Electricity Generation (GWh)

Hydroelectric

Thermal

Sines

Setúbal

Carregado

Barreiro

Tunes & Tapada do Outeiro

Total Generation

1Q2006

231.6

114.9

1.7

108.3

239.9

1Q2006

2,160

3,249

2,371

771

72

34

0

5,409

1Q2005

222.9

137.3

1.4

134.0

227.7

1Q2005

1,295

4,410

2,421

1,337

571

74 8

5,705

D 06/05

3.9%

-16.4%

19.5%

-19.2%

5.3%

D 06/05

66.9%

-26.3%

-2.0%

-42.3%

-87.4%

-54.2%

-95.1%

-5.2%

• Because 65% of EDP’s installed capacity in Iberia operates under long-term Power Purchase Agreements (PPAs), the company’s Gross Profit is largely protected to generation output swings and fuel costs hikes.

• Gross Profit from the plants with PPAs increased 5.3% given the stable return profile of the PPA Capacity Charge and the pass-through of fuel costs via the PPA Energy Charge. According to the PPA contracts, CO2 emissions and licences for the bounded power stations are managed by REN, thus do not impact EDP’s Gross Profit. The increase in the PPA Capacity Charge in the period (+3.9%) reflects inflation, the entry into service of Frades (hydro 192MW) in August 2005 (+ €6.6M) and higher availability factors (km) of the thermal power stations (thermal km: 1.059 in 1Q2006 vs. 1.050 in 1Q2005).

• The fuel procurement margin (Energy Charge minus Fuel Costs and Auto-consumption) increased from €4.2m in 1Q2005 to €7.5m in 1Q2006 mainly as a result of the higher spreads between EDP’s coal acquisition cost and the international coal prices’ indices (used as benchmark to calculate the PPA Energy Charge).

Km = 12 months average verified available capacity / 12 months average contracted available capacity

Direct Activity Costs ( € m)

Coal

Fuel oil

Natural Gas

Gas Oil

Electricity Autoconsumption & Materials

Direct Activity Costs

1Q2006

45.8

60.4

0.1

0.1

1.8

108.3

1Q2005

53.4

78.2

0.2

0.6

1.5

134.0

D 06/05

-14.2%

-22.8%

-37.6%

-88.4%

20.4%

-19.2%

PPA Gross Profit

€ m

1Q2005

134.0

137.3

222.9

Gross Profit 227.7

Capacity Charge

1Q2006

108.3

114.9

231.6

Gross Profit 239.9

Energy Charge

Direct Costs

Fuel Cost Diagram

1Q2005

80

70

60

50

40

30

20

10

0

0%

20%

40%

60%

80%

100%

- Hydro

- Coal

€ / Mwh

15%

22

93%

40

48%

1Q2006

80

70

60

50

40

30

20

10

0

0%

20%

40%

60%

80%

100%

24%

19

91%

69

21%

€ / MWh

- Fuel/Diesel

Load Factor(1)

(1) Load Factor: number of equivalent hours to the output of a power plant relative to the total number of hours in the period

Iberian Generation: Liberalised Generation Gross Profit

Electricity Generation (GWh)	1Q2006	1Q2005	Δ 06/05
Portugal	**1,643**	**1,322**	**24.3%**
CCGT	1,533	1,289	18.9%
Hydroelectric	110	33	232.7%
Spain	**3,454**	**3,659**	**-5.6%**
Hydroelectric	324	305	6.4%
Nuclear	329	331	-0.7%
Coal	2,638	2,555	3.3%
CCGT	198	506	-60.8%
(-) Pumping	(36)	(39)	6.1%
Total Generation	**5,097**	**4,981**	**2.3%**

Selling Price and Fuel Costs	1Q2006	1Q2005	Δ 06/05
Avg. Selling Price (€ / MWh)			
Portugal	58.0	46.1	25.9%
Spain	73.2	54.4	34.4%
Avg. Fuel Cost (€ / MWh)			
Portugal	39.5	32.2	22.5%
Spain	20.9	21.9	-4.4%

Gross Profit (€m)	1Q2006	1Q2005	Δ 06/05
Portugal	33.8	19.5	73.5%
Spain	156.7	124.4	26.0%
Gross Profit	**190.6**	**143.8**	**32.5%**

Fuel Cost Diagram



1Q2005
€ / MWh
1Q2006
€ / MWh
80
70
60
50
40
30
20
10
0
0%
20%
40%
60%
80%
100%
3
22
32
97%
77%
70%
21
41
97%
79%
51%
Hydro
Nuclear
Coal
CCGT
Load Factor (1)

(1) Load factor: number of equivalent hours to the output of a power plant relative to the total number of hours in the period

Gross Profit Analysis



€ m
143.8
+1.6
-7.1
+21.7
+65.4
-8.0
+3.8
-1.0
-13.9
-15.9
190.6
PT
SP
1Q2005
Volume
Selling Price
Fuel & Mix
CO2
Other
1Q2006

Output: EDP's output in the Iberian liberalised market increased 2.3% in the 1Q2006. In Portugal, electricity generation increased 24.3% following: i) the coming into steam of Unit III of the Ribatejo CCGT in the 4Q2005 (industrial service started March 16, 2006) and ii) the better hydrological conditions in the period. However, the load factor of the Ribatejo CCGT units dropped from an average 75% in the 1Q2005 to an average 60% in the 1Q2006: i) Unit III was still under testing in January; ii) Outputs from Units I and II were reduced in order to rationalize natural gas consumption, since Unit III gas contract was only procured in March; and iii) Unit II was stopped for repairs to the combustion chambers for the replacement of the ceramic shields. In Spain, the 5.6% reduction is explained by the programmed stoppage in Castejón CCGT (387MW) during 6 weeks for maintenance works. This stoppage implied a reduction of 262 GWh in the output, which was not fully compensated by a higher utilisation of the coal power plants.

Gross Profit: In Portugal, Gross Profit was up 73.5% due to: i) an upward revision of the selling price contracted with EDP Comercial (liberalised supply) and; ii) the increased output which steamed from Unit III at Ribatejo and from the hydro plants. In Spain, the 26% rise is explained by: i) the sound increase of the selling price; and ii) a decrease in the average fuel costs; which more than compensated the i) lower generation output; ii) higher costs related with CO2 emissions (€16m in the 1Q2006); and iii) other which include €14m of the mark-to-market of hedge derivatives.

Fuel Costs: In Portugal, the average natural gas cost per MWh increased 22.5%, as a result of the hike in the price of the Brent, to which the natural gas contracts of Ribatejo CCGT are indexed. In Spain, average fuel costs per MWh decreased 4.4% vs. the 1Q2005, mainly as a result of a decrease of the average unit cost of the coal power plants (-7% vis-à-vis the 1Q2005).

CO2 Emissions: In Portugal, there was a negative €1.0 million impact in the 1Q2006 gross profit from a 46 thousand tons of CO2 deficit in the period. Mind that in the 1Q2006 we're just accounting for the licences attributed to Units I and II of Ribatejo CCGT. Unit III is expected to receive circa 0.8 million tons of CO2 licences in the 2Q2006. In Spain, CO2 emissions reached 2.8m tons and were 0.3m tons above the estimated emission allowances to be consumed in the period, which had a negative impact of €8m in the gross profit. Additionally, the €28m provision booked in 2005, related to the insufficiency of CO2 allowances for that period (1.4m tons), was updated in order to reflect the current market prices for CO2 (€27/ton in Mar. 2006 vs. €21/ton in Dec. 2005). This had a negative impact of €8m.

- 16 -

Iberian Generation

Income Statement (€ m)	Portugal			Spain		
	1Q2006	1Q2005	Δ 06/05	1Q2006	1Q2005	Δ 06/05
Operating Revenues	**460.2**	**450.0**	**2.3%**	**265.5**	**213.7**	**24.2%**
Direct Activity Costs	**180.1**	**197.7**	**-8.9%**	**108.7**	**89.4**	**21.7%**
Gross Profit	**280.1**	**252.2**	**11.0%**	**156.7**	**124.4**	**26.0%**
Gross Profit/Revenues	60.9%	56.1%	4.8 pp	59.0%	58.2%	0.9p.p.
Supplies and services	16.1	16.3	-1.5%	9.8	9.5	3.2%
Personnel costs	19.0	20.9	-8.8%	6.9	6.9	-0.1%
Costs with social benefits	3.8	5.5	-32.1%	0.3	0.3	3.6%
Generation centre rentals	0.9	0.9	-0.9%	-	-	-
Other operating costs / (revenues)	(7.4)	1.9	-	29.3	1.6	-
Operating Costs	**32.4**	**45.6**	**-28.8%**	**46.3**	**18.3**	**153.5%**
EBITDA	**247.7**	**206.7**	**19.8%**	**110.4**	**106.1**	**4.1%**
EBITDA / Revenues	53.8%	45.9%	7.9 pp	41.6%	49.6%	-8.0p.p.
Depreciation and amortization	52.3	47.9	9.2%	20.9	22.7	-7.8%
Comp. of subsidised assets' depr.	(0.9)	(1.5)	38.6%	-0.0	-0.0	8.1%
EBIT	**196.3**	**160.3**	**22.5%**	**89.6**	**83.4**	**7.3%**
EBIT / Revenues	42.6%	35.6%	7.0 pp	33.7%	39.0%	-0.1p.p.

Contribution to EBITDA


€ m
312.8
+60.2
+14.3
-29.2
358.1
1Q2005
Gross Profit
Operating Costs
RD 3/2006
1Q2006

Number of Emoloyees	1Q2006	1Q2005	Δ 06/05
Employes			
Portugal	1,670	1,783	-113
Spain	618	611	+7
MW / Employee			
Portugal	5.2	4.6	14.0%
Spain	4.0	4.1	-1.1%

PORTUGAL

• EBITDA was up 19.8% mostly due to the increase in Gross Profit, as previously explained. The company was also able to cut operating costs by 28.8% as presented below.

• Personnel costs dropped 8.8% from the 1Q2005, and Cost with social benefits fell 32.1% due to a drop in pension premiums being accounted for in 2006, following the revision of the actuarial assumptions, namely the increase of the expected return of the fund asset from 6.4% in 2005 to 7.5% in 2006 and the decrease of the discount rate from 5% in 2005 to 4.6% in 2006.

• The swing in "Other operating costs / (revenues)" mostly respects a regularization of own work capitalised of previous years (€5.9m) in the 1Q2006 whereas in the 1Q2005 the figure includes the cost related to the payment of the municipal tax (€2.6m) that was due following the sale and purchase agreement for the acquisition from REN of the thermal power plant sites (Carregado, Tunes, e Setúbal).

SPAIN

• The sound performance at the Gross Profit level was not entirely reflected at the EBITDA level due to the impact of the application of the RD 3/2006.

• RD 3/2006: The Spanish Government, aiming for a reduction of the tariff deficit for 2006, approved in February 24, 2006, the Royal Decree-Law 3/2006, which modifies the settlement mechanism of the energy sold by generators and purchased by distributors in the pool by the same company, and reconsiders the value of the CO_2 emission allowances granted free of charge to the generation companies. In light of HC's interpretation of the current legislation, the total tariff deficit estimated for the period amounts to €1.2bn, of which HC Energia has to finance 6.08% (€71m). This was not deducted from revenues considering that the current legislation assures its recovery. Regarding CO_2 allowances, EDP booked a €29m provision to cover the potential return of the CO_2 emission allowances granted free of charge for the periods of January and February 2006 (1.5m tons). As from March 2006, according to the interpretation done on the RD 3/2006, only the CO_2 emission allowances, which respect to electricity generation sold in the Spanish pool, should be deducted from generation revenues.

- 17 -

Iberian Supply

Income Statement (€ m)	Portugal			Spain		
	1Q2006	1Q2005	Δ 06/05	1Q2006	1Q2005	Δ 06/05
Operating Revenues	**108.5**	**78.1**	**38.9%**	**183.2**	**71.6**	**155.7%**
Direct Activity Costs	**135.7**	**82.0**	**65.4%**	**249.2**	**92.3**	**169.9%**
Gross Profit	**(27.2)**	**(3.9)**	**-592.1%**	**(66.0)**	**(20.7)**	**-218.9%**
Gross Profit/Revenues	-25.1%	-5.0%	-20.1 pp	-36.0%	-28.9%	-7.1p.p.
Supplies and services	2.3	1.9	19.4%	5.3	5.2	2.1%
Personnel costs	1.6	0.9	74.5%	1.3	1.7	-20.3%
Costs with social benefits	0.1	0.1	3.5%	0.0	0.0	-9.6%
Generation centre rentals	0.0	0.0	30.6%	-	-	-
Other operating costs / (revenues)	14.6	0.0	-	(4.3)	-3.2	-
Operating Costs	**18.5**	**2.9**	**539.7%**	**2.3**	**3.7**	**-36.4%**
EBITDA	**(45.8)**	**(6.8)**	**-569.9%**	**(68.3)**	**(24.4)**	**-180.2%**
EBITDA / Revenues	-42.2%	-8.8%	-33.5 pp	-37.3%	-34.0%	-3.3p.p.
Depreciation and amortization	1.2	1.1	8.9%	0.7	1.1	-36.0%
Comp. of subsidised assets' depr.	-	-	-	-	-	-
EBIT	**(46.9)**	**(7.9)**	**-493.6%**	**(69.1)**	**(25.5)**	**-170.5%**
EBIT / Revenues	-43.3%	-10.1%	-33.2 pp	-37.7%	-35.6%	-0.0p.p.

Number of Employees	1Q2006	1Q2005	Δ 06/05
Employes			
Portugal	92	76	+16
Spain	82	92	-10



Gross Profit Analysis
1Q2005
Volume
Selling Price
Electricity Cost
Other
1Q2006
PT
SP
PT
SP
PT
SP
-24.6
-0.7
-20.9
+2.8
+12.8
-27.1
-37.5
+2.0
-93.2
€ m

Electricity Sales to Liberalised Clients	1Q2006	1Q2005	Δ 06/05
Electricity Supplied (GWh)	3,927	2,486	58.0%
Portugal	1,585	1,313	20.7%
Spain	2,342	1,173	99.7%
Market Share	15%	10%	4 p.p.
Portugal	65%	65%	-0 p.p.
Spain	10%	5%	4 p.p.
Number of Clients (th)	91.7	11.0	8.3x
Portugal	7.9	5.6	41.5%
Spain	83.7	5.4	15.4x
Supply net selling price (€ / MWh)			
Portugal	41	40	4.5%
Spain	47	42	13.1%

PORTUGAL

- EDP retained two thirds of the liberalised market in Portugal in the 1Q2006. Total energy supplied to liberalised clients grew 21.4% YoY to 2,448 GWh in the 1Q2006, equivalent to 20% of the total electricity consumption in Portugal in the period (vs. 18% in the 1Q2005). This increase in volumes sold contributed (-€0.7m) to the drop in gross profit because the Portuguese supply unit still bears average selling prices to final clients bellow its sourcing costs with the energy management unit.
- The 4.5% increase in the supply net selling price (after TPA tariffs) contributed +€2.8m to gross profit and follows the upward revision of the commercial conditions of client's contracts upon maturity and the capture of new clients with better price conditions.
- The Supply activity electricity needs are sourced through a fixed price contract established with EDP's energy management unit. The reference price for this contract was reviewed in the 4Q2005 to reflect updated expectations regarding electricity wholesale prices. This upward revision of the electricity cost accounts for €27.1m in gross profit drop.
- Other operating costs/(revenues) in the 1Q2006 include: i) costs with consumption deviation in the 1H2005 (-€6.5m) and Jan06 (-€1.2m); ii) provisions for commercial losses (-€4.4m) and; iii) provisions for bad debtors (-€2.1m).

SPAIN

- The strong increase of the volumes sold in the Spanish liberalised market, is the result of: i) the 1,500 GWh awarded to HC Energia in the 2006 RENFE's public electricity supply tender (out of 2,287 GWh); and ii) the launch of a marketing campaign in the last months to promote a dual-fuel offer and an enhanced service proposition to small clients.
- The €45m decrease in the gross profit of the Spanish Supply activity is explained by: i) the increase of the electricity purchase costs as a result of the hike in wholesale prices; ii) a 13% increase of the net selling price (after TPA tariffs) following the revision of the commercial conditions of all existing contracts upon maturity and the capture of new clients with better price conditions; and iii) an increase of the supplied volumes in a context of high procurement costs.
- It is important to highlight that both in new supply contracts and in the renegotiation of the current contracts, the selling price is being settled above an estimated marginal generation cost for the system. However, in accounting terms, the Spanish Supply business' P&L is reflecting the market prices volatility.

- 18 -

Renewable Energies: NEO Energía

Financial Highlights (€ m)	1Q2006	1Q2005	Δ 06/05
Gross Profit	52.9	22.6	134.3%
Operating Costs	13.5	7.0	91.5%
EBITDA	39.4	15.5	153.8%
EBIT	22.8	8.7	161.6%

• NEO – Novas Energias do Ocidente is a company that was created in 2005 to design, build and operate EDP Group's projects for the production of electricity from renewable sources in the Iberian Peninsula and Europe. NEO, which holds the assets of Enernova (renewable business in Portugal), Genesa (renewable business in Spain) and NEO Desa (acquired by NEO at the end of 2005 – renewable business in Spain), will enable EDP Group to consolidate its position in the renewable energies sector in the Iberian market.

Contribution to Gross Profit


€m
22.6
1.0
28.1
0.3
1.6
52.9
1Q2005
Wind PT
Wind SP
Other Renewables
Others & Adjust.
1Q2006

Wind Average tariff


Portugal
90
96
93
68
67
121
121
Spain
71
97
120
120
116
166
364
1Q2005 2Q2005 3Q2005 4Q2005 1Q2006
1Q2005 2Q2005 3Q2005 4Q2005 1Q2006
GWh
Average Tariff (€/MWh)

Contribution to EBITDA


€m
15.5
30.4
-3.0
-1.3
-0.04
-2.2
39.4
1Q2005
Gross profit
Supplies and services
Personnel costs
Generation centre rentals
Other operating costs
1Q2006

• EDP has been investing substantially in renewable energies. In 2005, the company acquired: i) five wind farms from Tecneira, in Portugal, with 50 MW in operation and another 71 MW in the pipeline, which are expected to enter into operation until 2007, ii) the Ortiga and Safra wind farms, in Portugal, with a total of 53 MW in the pipeline to start operations in 2006; iii) Desa, in Spain, with 224 MW in operation and an additional 1,186 MW in the pipeline until 2010, iv) Ider in Spain with 114 MW under development and that are expected to start operations in 2007 and v) Weom in France with 30 MW under development, which are expected to enter into operation until the end of 2006.

• As of march 2005, NEO had a total installed capacity of 788 MW[(1)], or 1,024 MW including the parks that EDP consolidates through the equity method and Tecneira (which did not yet contribute to 1Q2006 electricity revenues). Until the end of 2006, an additional 435 MW are expected to enter into service, out of which 155 MW in Portugal and 280 MW in Spain.

• Gross profit & EBITDA benefited from higher tariffs experienced in the 1Q2006, from the investments made by EDP during 2005 (Desa: 224 MW) and from the entry into operation of some additional capacity in both Portugal (15MW) and Spain (140 MW).

[(1)] Installed Capacity from Tecneira wind farms (50 MW - Sept. 2005) was not considered in this figure because it did not contribute to NEO Electricity Sales in the 1Q2006

- 19 -

Renewable Energies: NEO Energía

Income Statement (€ m)	1Q2006	1Q2005	Δ 06/05
Operating Revenues	**63.0**	**28.6**	**120.5%**
Direct Activity Costs	**10.1**	**6.0**	**68.3%**
Gross Profit	**52.9**	**22.6**	**134.3%**
Gross Profit/Revenues	84.0%	79.1%	5.0 pp
Supplies and services	8.4	5.4	55.5%
Personnel costs	2.6	1.3	99.6%
Generation centre rentals	0.2	0.2	17.1%
Other operating costs / (revenues)	2.3	0.2	-
Operating Costs	**13.5**	**7.0**	**91.5%**
EBITDA	**39.4**	**15.5**	**153.8%**
EBITDA / Revenues	62.6%	54.4%	8.2 pp
Depreciation and amortization	16.7	6.9	143.0%
Compensation of subsidised assets' depreciation	(0.1)	(0.1)	-51.8%
EBIT	**22.8**	**8.7**	**161.6%**
EBIT / Revenues	36.2%	30.5%	5.7 pp

Number of Employees	1Q2006	1Q2005	Δ 06/05
Portugal	24	14	+ 10
Spain	187	88	+ 99
NEO Holding	3	0	+ 3
Total	**214**	**102**	**+ 112**

• By the end of the 1Q2006, EDP Group's renewable installed capacity in Iberia totalled 788 MW [(1)] of which 712 MW of wind – 151 MW in Portugal and 561 MW in Spain. In Portugal, the re-powering of Vila Nova (+6 MW – Mar05), Fonte da Quelha/Alto Talefe (+3 MW – Sep05) and Pena Suar (+6 MW – Dec05) wind farms allowed NEO to increase its wind installed capacity by 15 MW year-on-year. In Spain, wind installed capacity increased 339 MW on the back of last year's acquisition of Desa, with 224 MW in operation, and of the entry into service of Las Lomillas (25 MW – Jun05), Sotonera (19 MW – Jul05), Boquerón (22 MW – Jan06) and Belchite (50 MW – Fev06) wind farms.

• Electricity emissions from renewable sources in Iberia totalled 550 GWh in the 1Q2006, up 84.3% year-on-year, on the back of the additional capacity that was acquired and brought on stream, but also as a result of an increase in the number of equivalent service hours of our wind farms to 649 hours from 608 hours in the 1Q2005 (the equivalent to an increase in the load factor to 30.0% from 28.2%).

• Gross Profit more than doubled benefiting from the increase in both the installed capacity and load factor as well as from higher average selling prices at our Spanish wind farms. During the 1Q2006, the energy produced by our Spanish wind farms was sold to the pool at an average price of €97/MWh, which compares to €71/MWh in the 1Q2005.

• Operating costs reflect: i) an additional €2.1m that were spent in O&M costs (S&S) with the maintenance of existing wind farms; ii) a €0.5m increase in charges (S&S) from EDP S.A. – following

Installed Capacity (MW) (1)	1Q2006	1Q2005	Δ 06/05
Wind	712	359	+354
o/w in Portugal	151	136	+15
o/w in Spain	561	223	+339
Biomass	4	7	-3
Waste	69	69	-
Small Hydro	3	3	-
Total	**788**	**438**	**+350**

Wind farms monthly load factor



Portugal
28.1%
30.0%
2005
2006
Spain
26.3%
30.0%
2005
2006

Electricity Generation (GWh)	1Q2006	1Q2005	Δ 06/05
Wind in Portugal	98	93	5.7%
Wind in Spain	364	120	204.4%
Biomass	3	3	-23.1%
Waste	84	82	3.0%
Small Hydro	1	1	0.6%
Total	**550**	**298**	**84.3%**

Gross Profit (€ m)	1Q2006	1Q2005	Δ 06/05
Wind in Portugal	9.4	8.4	11.8%
Wind in Spain	36.9	8.8	321.1%
Waste & Biomass	4.4	4.7	-6.5%
Small Hydro	0.05	0.04	5.2%
Others & Consolidation Adjustments	2.2	0.6	-
Total	**52.9**	**22.6**	**134.3%**

the Group policy of allocating to business units the costs of services rendered by the holding; iii) an increase in the number of employees (82 employees from the acquisition of Desa) and iv) a €1.5m non-recurring expense related to an indemnity that NEO had to pay as a consequence of a delay in the re-start of operations of the Sidergas power plant (20 MW – waste) after a stoppage for maintenance.

• All in all EBITDA improved from €15.5m in the 1Q2005 to €39.4m in the 1Q2006, which represents a 62.6% EBITDA margin, up 8.2 p.p. year-on-year.

• Depreciations rose from €6.9m in the 1Q2005 to €16.7m in the 1Q2006 mostly due to the previously mentioned increase in the installed capacity.

(1) Installed Capacity from Tecneira wind farms (50 MW - Sept. 2005) was not considered in these figures because it did not contribute to NEO Electricity Sales in the 1Q2006.
Load Factor: number of equivalent hours to the output of a wind farm relative to the total number of hours in the period, considering the date on entry into industrial service of each wind farm

- 20 -

Distribution in Iberia

Financial Highlights (€ m)	1Q2006	1Q2005	Δ 06/05
Gross Profit	346.9	358.0	-3.1%
Operating Costs	183.4	184.9	-0.8%
EBITDA	163.5	173.2	-5.6%
EBIT	94.9	103.2	-8.0%

• EDP Group's Distribution activity in Iberia comprises EDP Distribuição, the Group's subsidiary for regulated electricity distribution and supply in Portugal, and HC Energia's distribution company in the Spanish electricity market.

Contribution to Gross Profit



€m
358.0
+20.3
-31.5
Portugal
+0.5
-3.9
Spain
+3.5
346.9
1Q2005
Allowed Revenues
Tariff Difference
Regulated Revenues
RD 3/2006 Impact
Other
1Q2006

Efficiency - Opex / Regulated Revenues



Portugal
-3.3p.p.
50.8%
47.5%
1Q2005
1Q2006
Spain
-2.4p.p.
63.4%
61.0%
1Q2005
1Q2006

Contribution to EBITDA



€m
173.2
-11.1
+1.5
163.5
1Q2005
Gross Profit
Operating Costs
1Q2006

• Gross profit from EDP Group distribution activity in Iberia decreased 3.1% year-on-year:

(a) despite a 6.2% increase in allowed revenues, gross profit from the distribution activity in Portugal decreased 2.2% reflecting into a €31.5m tariff difference to recover (compared with €3.9m in the 1Q2005) - out of that tariff difference, €28.9m relate to the existence of a €115m 2006 tariff deficit attributable to EDPD (to be recovered with interests between 2007 and 2011);

(b) in Spain, despite a €0.5m increase in the electricity regulated revenues, gross profit was affected by a €3.9m negative impact from the application of the RD 3/2006. This impact on the distribution activity is not definitive because the €42.35/MWh price recognized by the RD that modifies the settlement mechanism was established on a provisional basis.

• Operating costs decreased 0.8% on the back of both a tight control over supplies and services, which increased by a mere 0.5%, and lower costs with social benefits.

- 21 -

Distribution in Portugal

Electricity Consumers (thousand)	1Q2006	1Q2005	Δ 06/05
Regulated	5,912.0	5,830.0	82.0
Non-regulated	12.0	7.4	4.6
Total Electricity Consumers	**5,924.0**	**5,837.4**	**86.6**

Electricity Distributed (GWh)	1Q2006	1Q2005	Δ 06/05
Very High Voltage	355	336	5.6%
High Voltage	1,389	1,235	12.5%
Medium Voltage	3,575	3,302	8.3%
Low Voltage	6,810	6,598	3.2%
Electricity Distributed	**12,129**	**11,471**	**5.7%**
o/w Third-Party Access	864	709	21.9%

Electricity Sales & Gross Profit (€ m)	1Q2006	1Q2005	Δ 06/05
Electricity Revenues	1,102.5	977.9	12.7%
Electricity Purchases	784.3	652.4	20.2%
Electricity Gross Profit	**318.2**	**325.5**	**-2.2%**
Total Allowed Revenues	349.7	329.4	6.2%
Tariff Difference to Recover/(Return)	**31.5**	**3.9**	**-**

Regulated Revenues (€ m)	1Q2006	1Q2005	Δ 06/05
Fixed component of the UDGr: HV and MV (€ m)	34.1	-	-
Unit revenue for the UDGr: HV and MV (€ / MWh)	5.6	8.3	-32.3%
Electricity delivered to BES/NBES: HV and MV (GWh)	12,212	11,558	5.7%
Fixed component of the UDGr: LV (€ m)	66.6	-	-
Unit revenue for the UDGr: LV (€ / MWh)	13.6	24.5	-44.4%
Electricity delivered to BES/NBES: LV (GWh)	6,810	6,597	3.2%
UDGr allowed revenues	**261.7**	**257.0**	**1.8%**
Average assets of the NS activity (net of amortisations)	246.2	277.7	-11.3%
Annual Return on average assets of NS activity (%)	8.0	8.5	-5.9%
Assets' amortisation of NS activity	10.9	11.9	-8.8%
Annual structural comercial costs of NS activity	17.8	14.6	21.3%
Network Supply allowed revenues	**33.6**	**32.5**	**3.4%**
Average assets of SPS activity (net of amortisations)	15.9	49.0	-67.5%
Annual Return on average assets of SPS activity (%)	8.0	8.5	-5.9%
Assets' amortisation of SPS activity	0.5	1.6	-67.8%
Annual structural comercial costs of SPS activity	16.8	16.9	-0.5%
Supply in Public System allowed revenues	**17.6**	**19.6**	**-9.8%**
t-2 tariff adjust. for UDGr, SPS and NS	**4.0**	**12.7**	**-68.7%**
t-1 & t-2 tariff adjust. for Energy Aquisition activity	**26.8**	**-1.8**	**-**
HR Restructuring Costs Recovery	**6.0**	**9.4**	**-36.1%**
Total Allowed Revenues	**349.7**	**329.4**	**6.2%**

• Electricity distributed increased 5.7% year-on-year, to 12.1 TWh. The increase in HV and MV segments was driven by the co-generators' consumption from the regulated system (+1.7 p.p.) that opted to sell to the system the energy they produced at special regime's prices, thus benefiting from the tariff differential between the two regimes. Excluding the impact from co-generators consumption as well as the temperature (-0.7 p.p.) and working days (+0.9 p.p.) effects, consumption would have increased 3.8%.

• The decrease in the number of non-regulated clients reflects the transfer of HV and MV clients back to the binding system following an increase in electricity prices in the liberalised market. As a result, between the 4Q2005 and the 1Q2006, electricity sales to the non-regulated system decreased 7.7%.

• EDPD's allowed revenues increased 6.2% year-on-year

a) The Use of the Distribution Grid (UDGr) revenues increased 1.8% on the back of higher electricity-flow into EDPD's network, which compensated a 2.8% decrease in the average tariff for the UDGr. Note that during the 2006 Tariffs Review, ERSE changed the calculation formula of the UDGr activity allowed revenues by introducing a fixed component (€100.7m in the 1Q2006), independent of electricity distributed volumes.

b) Allowed revenues for the Network Supply (NS) and the Supply in the Public System (SPS) activities reflect: i) a 50bp decrease in the regulated rate of return for these activities and ii) a lower regulated asset base, which followed the transfer of some assets to EDP Soluções Comerciais, a company that was created in 2005 to manage the commercial systems, supply commercial services to EDPD and EDPC, and allow the capture of synergies within the supply activities and a tight control over commercial costs in an increasingly liberalised environment. ERSE accepted as part of EDPD's controllable costs the remuneration and depreciation of these transfered assets. This is reflected in the 9.7% increase in structural commercial costs for the NS and SPS activities.

c) Allowed Revenues for the 1Q2006 also include €30.8m related to the recovery of previous years' costs and €6.0m from the recovery of costs incurred within the scope of the EDPD's Human Resources Restructuring Programme (HRRP).

• Costs with electricity purchases rose 20.2% year-on-year as a result of: i) a 3.8% increase in electricity delivered to the distribution grid, ii) an increase in energy acquisition from Special Regime Producers, iii) higher average fuel costs and iv) an increase in the average Global Use of the System tariff.

• Electricity gross profit for the 1Q2006 came €31.5m below allowed revenues, of which €28.9m are related to the 2006 tariff deficit. We recall that in 2005, the unanticipated rise in fuel costs and special regime generation volumes led to a significant increase in the system's costs, which, along with the fact that 2006 increases in LV clients' tariffs were limited to inflation, created a tariff deficit of €369m. Of this amount, approximately €115 million were attributed to EDPD and will be recovered with interests between 2007 and 2011.

- 22 -

Distribution in Portugal

Income Statement (€ m)	1Q2006	1Q2005	Δ 06/05
Operating Revenues	**1,109.2**	**984.1**	**12.7%**
Direct Activity Costs	**788.4**	**656.2**	**20.2%**
Gross Profit	**320.8**	**328.0**	**-2.2%**
Gross Profit/Revenues	28.9%	33.3%	-4.4 pp
Supplies and services	55.3	55.7	-0.7%
Personnel costs	44.5	43.1	3.3%
Costs with social benefits	14.7	19.4	-24.2%
Concession fees	50.9	50.3	1.3%
Other operating costs / (revenues)	0.8	(1.1)	-
Operating Costs	**166.2**	**167.3**	**-0.7%**
EBITDA	**154.6**	**160.6**	**-3.8%**
EBITDA / Revenues	13.9%	16.3%	-2.4 pp
Depreciation and amortization	83.3	81.8	1.8%
Compensation of subsidised assets' depreciation	(20.4)	(19.1)	-6.8%
EBIT	**91.7**	**98.0**	**-6.4%**
EBIT / Revenues	8.3%	10.0%	-1.7 pp

Number of Employees	1Q2006	1Q2005	Δ 06/05
Number of Employees	5,285	5,513	-228
GWh / Employee	2.29	2.08	10.3%
Clients / Employee	1,119	1,058	5.8%

• Supplies & Services decreased 0.7% year-on-year as a result of: i) a €5.0m decrease in commercial costs due to both lower set-up costs (€2.3m in the 1Q2005 related to the re-branding of EDPD's commercial network) and lower billing and posting expenses (in 2006, the company started invoicing every two months instead of monthly) and ii) a €1.7m decrease in IT costs, which were mostly compensated by iii) a €6.1m increase in management fees invoiced by EDP, S.A. and EDP Valor.

Contribution to EBITDA



€ m
160.6
-7.2
+0.4
+3.3
-0.7
-1.9
154.6
1Q2005
Gross profit
Supplies and services
Personnel & social benefits costs
Concession fees
Other operating revenues
1Q2006

• The net reduction in the number of employees was of 228 between the 1Q2005 and the 1Q2006. This reduction was achieved through the 2005 Human Resources Restructuring Programme (119 employees in Dec 2005), the transfer to EDP Valor of 91 employees during 2005 and the achievement of 39 retirements and early retirements during the 1Q2006.

• Personnel costs increased 3.3% year-on-year (or 1.5% if we exclude personnel costs capitalisation and severance payments) following a 2.74% average salary increase in 2006, a €0.7m increase in bonuses paid to employees, and the fact that the 1Q2005 did not yet accounted for the 2.88% average salary increase approved for the year 2005, all more than compensating the savings achieved through personnel reduction.

• Costs with social benefits decreased 24.2% year-on-year on the back of: i) a €1.5m decrease in pension premiums and provisions for medical care because of both an increase in the expected return on Pension Fund's assets and a decrease in the discount rate, and ii) the accounting in the 1Q2005 of a €3.3m cost related to an adjustment made to the provision for costs with early retirees created within the scope of the HRRP.

- 23 -

Distribution in Spain

Income Statement (€ m)	1Q2006	1Q2005	Δ 06/05
Operating Revenues	**45.2**	**37.2**	**21.2%**
Direct Activity Costs	**19.0**	**7.2**	**164.4%**
Gross Profit	**26.1**	**30.1**	**-13.0%**
Gross Profit/Revenues	57.9%	80.7%	-22.8p.p.
Supplies and services	12.6	11.8	6.4%
Personnel costs	6.3	6.1	3.0%
Costs with social benefits	0.2	0.2	6.7%
Other operating costs / (revenues)	(1.8)	(0.5)	-244.1%
Operating Costs	**17.2**	**17.5**	**-2.0%**
EBITDA	**8.9**	**12.5**	**-28.5%**
EBITDA / Revenues	19.8%	33.6%	-13.8p.p.
Depreciation and amortization	6.3	7.7	-19.1%
Compensation of subsidised assets' depreciation	(0.5)	(0.5)	-12.5%
EBIT	**3.2**	**5.2**	**-38.7%**
EBIT / Revenues	7.1%	14.0%	-6.9p.p.

• Gross profit of the Spanish Distribution activity decreased 13.0% as a result of: i) the negative impact of the application of the RD 3/2006, according to its interpretation (-€3.9m); and ii) an increase in the remuneration for the regulated activities recognised in the 2006 tariff (+€0.5m):

i) the RD 3/2006 approved in February 24, 2006, considers that as of March 2006, the generation sales and the distribution purchases of electricity, made simultaneously and within the same group, are netted and priced at a provisional €42.35/MWh (average generation cost of the conventional regime included in the 2006 tariff). HC's distribution purchases that were netted against its own generation amounted to 339 GWh (14% of total distribution purchases in the 1Q2006). The impact of this measure (-€3.9m) is accounted in the distribution business, as the difference between the acquisition price of this electricity and the €42.35/MWh. According to the RD the final settlement price should be adjusted before year-end to reflect transparent and objective prices of the electricity markets;

ii) regarding the regulated revenues, according to the RD 1556/2005 that sets the revenues for the Spanish regulated activities for 2006, of the €3,016.7m attributed to the electricity distribution activity, €96.1m or 3.2% were allocated to our Spanish Distribution activity.

Contribution to EBITDA


€ m
12.5
-3.9
+0.5
-0.8
-0.2
+0.8
8.4
1Q2005
RD 3/2006 Impact
Regulated Revenues
Supplies and services
Personnel costs
Other operating revenues
1Q2006

Electricity Consumers (thousand)	1Q2006	1Q2005	Δ 06/05
Regulated	527	571	-7.6%
Non-regulated	64	6	-
Total Electricity Consumers	**592**	**577**	**2.5%**

Electricity Distribution (GWh)	1Q2006	1Q2005	Δ 06/05
High Voltage	1,411	1,443	-2.2%
Medium Voltage	290	274	5.8%
Low Voltage	712	675	5.5%
Electricity Distributed	**2,413**	**2,392**	**0.9%**
o/w Third-Party Access	384	380	1.1%

Revenues Revenues (€ m)	1Q2006	1Q2005	Δ 06/05
Transmission	2.0	1.9	2.9%
Distribution	24.3	23.9	1.8%
Supply	1.9	1.9	2.1%
Electricity Regulated Revenues	**28.2**	**27.7**	**1.9%**

Number of Employees	1Q2006	1Q2005	Δ 06/05
Number of Employees	409	396	13
GWh / Employee	5.90	6.04	-2.3%
Consumers / Employee	1,447	1,457	-0.7%

- 24 -

Gas in Iberia

Financial Highlights (€ m)	1Q2006	1Q2005	Δ 06/05
Gross Profit	41.5	43.1	-3.7%
Operating Costs	17.9	12.8	39.7%
EBITDA	23.7	30.3	-22.0%
EBIT	15.8	22.7	-30.4%

• Today, EDP has significant gas assets in Iberia, mainly in the distribution activity where it has a market share of 7%[1] and a total number of clients of approximately 770,000. EDP's assets comprise the Spanish company Naturgas (56.2% controlled by EDP, through HC Energia) and the Portuguese distribution companies Portgás (72.0%) and Setgás (19.8%; equity consolidated).

Contribution to Gross Profit


€m
43.1
+9.2
-0.1
+5.7
-16.3
41.5
1Q2005
Consolidation Portgás (60%)
Regulated Revenues SP
Liberalised Margin SP
Other SP
1Q2006

Liberalised Supply - Volumes & Clients


Supplied GWh
Clients (th)
2,720
2
2,707
5
2,680
48
3,684
94
3,691
128
1Q2005
2Q2005
3Q2005
4Q2005
1Q2006

Contribution to EBITDA


€m
30.3
-1.6
-5.1
23.7
1Q2005
Gross Profit
Operating Costs
1Q2006

• In April 2006, EDP concluded the reinforcement of its stakes in Portgás and Setgás from 59.6% and 10.1% to 72.0% and 19.8%, respectively, after the non-opposition by the Portuguese Competition Authority to the acquisition by EDP of Endesa's indirect holdings in these companies. Such operation strengthened EDP's foothold on the Portuguese gas market where it expects to increase its client base upon liberalisation.

• In Spain, through Naturgas, EDP changed its commercial image and launched a strong marketing campaign to promote a dual-fuel offer and to capture new clients in the liberalised market. The strong increase in clients (+126,158) and in volumes (+971 GWh) reflects the success attained by Naturgas, from this marketing effort.

• In the 1Q2006, Naturgas was affected by an exceptional necessity to acquire gas in the spot market at higher prices than those foreseen under the company's current sourcing contracts. This led to an additional non-recurring cost of €15m which had a negative impact on Naturgas' gross margin.

[1] Excluding gas distributed to the electricity sector

- 25 -

Gas in Portugal (Portgás - 100%)

Income Statement (€ m)	1Q2006	1Q2005	Δ 06/05
Operating Revenues	**32.6**	**25.2**	**29.7%**
Direct Activity Costs	**17.2**	**11.6**	**48.6%**
Gross Profit	**15.4**	**13.6**	**13.5%**
Gross Profit/Revenues	47.2%	53.9%	-6.7%
Supplies and services	1.5	1.4	7.6%
Personnel costs and with social benefits	1.0	1.0	3.2%
Other operating costs / (revenues)	-0.0	0.0	-
Operating Costs	**2.6**	**2.4**	**4.9%**
EBITDA	**12.8**	**11.1**	**15.4%**
EBITDA / Revenues	39.4%	44.2%	-4.9%
Depreciation and amortization	1.9	0.9	107.8%
Compensation of subsidised assets' depreciation	-0.4	-	-
EBIT	**11.3**	**10.2**	**10.7%**
EBIT / Revenues	34.7%	40.6%	-5.9%

Number of Employees	1Q2006	1Q2005	Δ 06/05
Number of Employees	110	98	12
GWh / Employee	6.08	6.41	-5.3%
Consumers / Employee	1,365	1,411	-3.3%

Gas Consumers	1Q2006	1Q2005	Δ 06/05
Residential	147,087	135,698	8.4%
Services	2,743	2,293	19.6%
Industrial	335	307	9.1%
Total Gas Consumers	**150,165**	**138,298**	**8.6%**

Gas Distribution (GWh)	1Q2006	1Q2005	Δ 06/05
Residential	235	227	3.5%
Services	123	111	11.4%
Industrial	310	291	6.6%
Total Gas Distributed	**668**	**629**	**6.3%**

Contribution to EBITDA



€m
+1.8
-0.1
-0.03
11.1
12.8
1Q2005
Gross Profit
Supplies and services
Personnel costs and with social benefits
1Q2006

• In the end of September 2005, EDP signed a contract with Endesa to reinforce its shareholding to 72%. This operation was approved by the Portuguese Competition Authority in April 2006.

• The volume of gas distributed by Portgás rose 6.3% to 668 GWh at the end of first quarter of 2006, from 629 GWh in 2005. Services and industrial were the segments that contributed mostly to this increase, although the residential segment that continue to provide clear evidence of healthy growth, has also increased.

• Gas revenues amounted to €32,6m – of which €30.0m relate to natural gas (NG) and €2.1m to liquefied petroleum gas (LPG) – an increase of 29,7% year-on-year. This reflects the increase in the unit selling price as well as in the volumes of gas distributed. As a result, gross profit increased 13.5% to €15.4m and EBITDA grew 15.4% to €12.8m by the end of the first quarter 2006.

- 26 -

Gas in Spain

Income Statement (€ m)	1Q2006	1Q2005	Δ 06/05
Revenues	**245.9**	**162.7**	**51.2%**
Direct Activity Costs	**213.5**	**119.5**	**78.6%**
Gross Profit	**32.4**	**43.1**	**-24.9%**
Gross Profit/Revenues	13.2%	26.5%	-13.4 pp
Supplies and services	9.0	6.5	38.5%
Personnel costs	4.4	5.0	-12.3%
Costs with social benefits	0.1	0.1	-23.4%
Other operating costs / (revenues)	2.9	1.2	140.0%
Operating Costs	**16.3**	**12.8**	**27.6%**
EBITDA	**16.0**	**30.3**	**-47.1%**
EBITDA / Revenues	6.5%	18.6%	-0.1 pp
Depreciation and amortization	7.3	8.0	-9.0%
Compensation of subsidised assets' depreciation	-0.4	-0.4	10.2%
EBIT	**9.1**	**22.7**	**-59.9%**
EBIT / Revenues	3.7%	14.0%	-0.1 pp

Number of Employees	1Q2006	1Q2005	Δ 06/05
Number of Employees	332	273	59
GWh sold / Employee	31.4	34.9	-10.1%
Clients / Employee	2,248	2,155	4.3%

Regulated Activity	1Q2006	1Q2005	Δ 06/05
Number of Consumers (th)	618.8	586.7	5.5%
Gas Distributed (GWh)	6,733	6,815	-1.2%
Regulated Revenues (€ m)	**35.0**	**35.1**	**-0.4%**
Transport	3.1	3.0	4.3%
Distribution	27.8	27.3	2.1%
Commercialisation	4.1	4.9	-17.1%

Liberalised Activity	1Q2006	1Q2005	Δ 06/05
Number of Clients (th)	127.7	1.6	-
Gas Supplied (GWh)	3,691	2,720	35.7%
Selling Margin (€ / MWh)	1.2	-0.5	-

Contribution to EBITDA



€ m
30.3
-10.8
-2.5
+0.6
-1.7
16.0
1Q2005
Gross Profit
Supplies and services
Personnel & social benefits costs
Other operating costs
1Q2006

• The performance of the Spanish Gas activity gross profit is explained by the following factors:

i) a small drop in regulated revenues, as a result of the switch of clients from the regulated tariff to the liberalised system, which had a negative impact on the commercialisation regulated revenue (-€1m);

ii) higher volumes of gas sold to liberalised clients with better selling price conditions vis-à-vis the cost of Naturgas' sourcing contracts (+€6m). This is the result of (a) the success attained by Naturgas on a dual-fuel offer launched in mid 2005 to small clients, which also enabled the company to secure clients that switched from the regulated market to the non-regulated market, and (b) a renegotiation on better terms of the existing contracts with big clients;

iii) an insufficiency of gas sourcing in the period led to exceptional an non-recurring procurement costs resulting from gas acquisition made in the spot market at higher prices than those of current sourcing contracts. This had a negative impact of €15m in the gross profit.

• During the 1Q2006, Naturgas continued to promote its brand image through publicity and sponsorships, and also continued the successful marketing campaign to promote its dual-fuel offer and to capture clients that are switching from the regulated market to the non-regulated market. Such campaign had an impact of €2m on operating costs in the 1Q2006. Costs were also influenced by the increase of local taxes following higher gas sales (+€1m).

- 27 -

Brazil: Energias do Brasil

Financial Highlights	1Q2006	1Q2005	Δ 06/05
R$ million			
Gross Profit	470.4	413.1	13.9%
Operating Costs	194.8	160.2	21.6%
EBITDA	275.6	252.9	9.0%
EBIT	220.1	201.4	9.3%
€ million			
Gross Profit	179.5	119.9	49.7%
Operating Costs	74.3	46.5	59.9%
EBITDA	105.2	73.4	43.2%
EBIT	84.0	58.5	43.6%

• EDP's activities in Brazil, through Energias do Brasil (owned 62.4% by EDP), continue to post an healthy operating performance. In the 1Q2006, EDP also benefited by the strong appreciation of the Real against the Euro, from an average BRL/Euro rate of 3.44 in the 1Q2005 to 2.62 in the 1Q2006 (+€25m at the EBITDA level).

Contribution to Gross Profit



R$ m
413.1
+37.5
-6.1
+87.0
-63.8
+2.7
470.4
Current Act.
Tariff Differences
1Q2005
Generation
Supply
Distribution
Other
1Q2006

Volumes (GWh)



Generation
Supply to Final Clients
Distribution
287
+133%
670
921
+47%
1,354
5,669
+5%
5,966
1Q2005
1Q2006
1Q2005
1Q2006
1Q2005
1Q2006

Contribution to EBITDA



R$ m
+57.3
-34.6
252.9
275.6
1Q2005
Gross Profit
Operating Costs
1Q2006

• Electricity volumes sold by the Brazilian activities showed a strong growth following: i) higher GWh sold to liberalised clients, capturing the ones that are switching from the regulated market to the liberalised market; and ii) a growth in electricity distribution mainly due to the high temperatures in the summer. The abnormal increase of generation volumes is explained by the effect of the unbundling process of the generation activities embedded in the DisCos.

• The growth in the distributed volumes was not entirely reflected in the gross profit, because the distribution companies incurred in higher non-controllable costs than the recognised in the tariffs (R$68m in the 1Q2006 vs. R$4m in the 1Q2005). Such difference is going to be recovered in the next years' tariff readjustments processes.

• Operating costs were mainly affected by the implementation of corporate programmes in order to increase the company efficiency levels, namely the "Vanguarda Project" to capture synergies within the companies of Energias do Brasil and the programme to reduce commercial and technical losses in the distribution grid.

• It is important to highlight that Peixe Angical hydro power plant (452 MW) should start operations in the 2Q2006, with its first unit of 151 MW, and is expected a strong contribution to the EBITDA in 2006.

- 28 -

Brazil: Generation and Supply

Generation

Installed Capacity (MW)	1Q2006	1Q2005	Δ 06/05
Lajeado (27.65%)	250	250	-
Energest	267	-	+267
Total	**517**	**250**	**+267**

Electricity Sold (GWh)	1Q2006	1Q2005	Δ 06/05
Lajeado (27.65%)	278	287	-3.1%
Energest	392	-	-
Total	**670**	**287**	**133.1%**

Generation Gross Profit



R$ m
29.0
+28.4
+9.1
66.5
1Q2005
Energest
Current Activity
1Q2006

• In the middle of 2005, Energias do Brasil unbundled the generation activities embedded in its distribution subsidiaries, in order to comply with the new regulatory framework for the Brazilian electricity sector. As a consequence, the power plants formerly embedded in the distribution companies (281 MW; of which 14 MW were decommissioned in YE2005) were incorporated in the electricity generation division. This change was the main driver of the strong gross profit growth, contributing with R$28m in the period.

• In 2006, Energias do Brasil expects to increase its installed capacity by an additional 527 MW. In January 2006, the operating licence for Peixe Angical hydro power plant (452 MW) was granted, which enabled the conclusion of the reservoir flooding until April 2006. This power plant is expected to start operations by May 2006 with its first unit of 151 MW, the second unit by July 2006 and the third unit by October 2006. 100% of the annual 2,374 GWh output is already contracted through PPAs with the distribution companies at an average price of approximately R$120/MWh (these contracts were already accepted by the regulator).

Trading and Supply

Clients	1Q2006	1Q2005	Δ 06/05
Number of clients	**54**	**34**	**58.8%**

Electricity Sales (GWh)	1Q2006	1Q2005	Δ 06/05
Liberalised Clients	1,354	921	47.0%
Distribution Companies	303	683	-55.6%
Total	**1,657**	**1,604**	**3.3%**

Supply Gross Profit



R$ m
25.9
-10.0
+3.9
19.8
1Q2005
Self-Dealing DisCos.
Free Clients
1Q2006

• Volumes sold by our trading and supply company, Enertrade, increased 3.3%, following higher number of clients and the subsequent volumes increase.

• During the last months, Enertrade was able to capture clients of Energias do Brasil DisCos that are switching from the regulated market to the free market, securing Energias do Brasil's client base.

• Volumes traded to Energias do Brasil's distribution subsidiaries decreased 56%, since the new regulatory framework does not allow the trading of electricity through "self-dealing" (companies within the same group). Therefore, "self-dealing" contracts cannot be renegotiated upon maturity.

• Overall, despite the increase in volumes sold, gross profit of Enertrade decreased 23.5% as a result of the end of some self-dealing contracts, which was not completely offset by the new contracts with final clients at a lower margin.

- 29 -

Brazil: Distribution

Distribution Activity		Bandeirante 1Q2006	Bandeirante 1Q2005	Bandeirante Δ 06/05	Escelsa 1Q2006	Escelsa 1Q2005	Escelsa Δ 06/05	Enersul 1Q2006	Enersul 1Q2005	Enersul Δ 06/05
GWh	Final Clients	1,964	2,008	-2.2%	1,228	1,391	-11.7%	695	708	-1.8%
	Third-party access	1,172	990	18.4%	809	485	66.8%	98	87	12.6%
	Electricity Distributed	**3,136**	**2,998**	**4.6%**	**2,037**	**1,876**	**8.6%**	**793**	**795**	**-0.2%**
R$ million	Electricity Base Revenues	472.5	472.7	-0.0%	312.1	283.7	10.0%	199.9	150.2	33.1%
	(-) Non-controllable costs	329.6	336.3	-2.0%	229.5	198.0	15.9%	112.0	96.6	15.9%
	Electricity Base Margin	142.9	136.4	4.8%	82.6	85.7	-3.6%	87.9	53.5	64.1%
	Tariff Adjustments (t-n differences under recovery or return)	-2.0	28.5	-	7.4	11.9	-37.6%	10.2	16.4	-37.8%
	Extraordinary Tariff (Recovery of Rationing Losses & Parcela A)	16.2	20.3	-20.1%	11.6	9.8	18.3%	9.1	6.4	42.8%
	Electricity Gross Profit	**157.1**	**185.2**	**-15.2%**	**101.6**	**107.3**	**-5.3%**	**107.2**	**76.3**	**40.4%**
	Other Revenues / (Costs)	9.6	-16.8	-	4.3	2.5	73.2%	2.7	4.8	-44.0%
	Gross Profit	**166.7**	**168.3**	**-1.0%**	**105.9**	**109.8**	**-3.6%**	**109.8**	**81.1**	**35.4%**

Total Electricity Distributed (GWh)



5,669
5,966
+5.2%
820
899
+9.7%
735
831
+13.0%
2,979
2,994
+0.5%
1,136
1,243
+9.4%
Other
Commercial
Industrial
Residential
1Q2005
1Q2006

Last Tariff Revisions and Readjustments

	Bandeirante	Escelsa	Enersul
	Out-05 Readjust.	Ago-05 Readjust.	Abr-05 Readjust.
Part A	-4.03%	5.73%	3.06%
Part B [1]	0.74%	-2.54%	11.75%
Readjust. Index	**-3.29%**	**3.19%**	**14.81%**
Past Costs	4.36%	5.06%	3.41%
Other	-5.56%	1.50%	2.47%
Financial Items	**-1.20%**	**6.56%**	**5.88%**
Total Index [1]	**-4.49%**	**9.75%**	**20.69%**

• Total electricity distributed by Energias do Brasil increased 5.2% following the high temperatures in the summer, which had an impact on the electricity consumption in the residential, commercial and rural segments. Besides the high temperatures, each concession area was affected by different factors. Bandeirante's consumption growth also resulted from a higher number of clients, while Escelsa's consumption increase was mainly propelled by the good economic growth in the region. Regarding Enersul, the rural local economy was affected by singular factors, namely by the foot and mouth disease.

• Bandeirante: "Electricity Base Margin" increased 4.8% explained by i) higher volumes distributed and an increase in the implied average unit margin (Part B) given by the regulator; which was partly offset by ii) a R$21m negative difference between the non-controllable costs incurred and the ones covered by the tariff (R$4m positive in 1Q05). Such difference will be pass-through to tariffs in future tariff readjustments. Regarding the tariff adjustments under recovery (or return) in period, it is important to note that Bandeirante is giving back to the tariffs R$102m between October 2005 and 2006 (reflecting the amendment applied to the October 2003 tariff increase), and at the same time recovering past costs that were not covered by the tariff. The swing at the "Other revenues (or costs)" reflects the estimated revenues for non-invoiced electricity in both periods (not included either on "electricity sales" or GWh distributed).

• Escelsa: "Electricity Base Margin" decreased 3.6% due to i) a R$37m negative difference between the non-controllable costs incurred and the ones covered by the tariff (R$10m negative in 1Q05); and ii) the impact of the unbundling process; which was partly offset by a strong consumption increase. Regarding the tariff adjustments under recovery in the period, Escelsa is recovering, between August 2005 and August 2006 i) R$35m related to past non-controllable cost that were not covered by the tariff; and ii) R$17m as a retroactive related to the amendment of the August 2004 tariff increase (from 4.96% to 8.58%).

• Enersul: "Electricity Base Margin" increased 64% following i) an increase in the implied average unit margin (Part B) given by the regulator; and ii) a R$20m correction to the tariff base in April 2005; which was partly offset by iii) a R$10m negative difference between the non-controllable costs incurred and the ones covered by the tariff (R$2m positive in 1Q2005). Regarding the tariff adjustments, Enersul recovered between April 2005 and 2006 i) R$20m as a retroactive adjustment related to the amendment of the April 2003 tariff increase (from 42.26% to 50.81%); and ii) R$28m related to past cost that were not covered by the tariff.

• All in all, gross profit of the DisCos increased 6.5% mainly influenced by consumption growth, although penalised by negative tariff differences of R$68m (vs. R$4m negative in 1Q05), which will be recovered in the next tariff readjustments.

Subsequent Events: In April 2006, ANEEL approved a 16.75% annual tariff readjustment index for Enersul, which reflects +4.17% for Part A, +7.29% for Part B and +5.29% for Financial items.

Notes:
Part A: Non-controllable costs, which is a pass-through to the tariff
Part B: Controllable costs, depreciation and return on invested capital, which are updated to inflation (IGP-M) and adjusted by an X factor.
Readjustment Index: Gives the total increase to be applied to electricity base revenues
Financial Items: Recovery (or return) of past costs (or revenues) for a period of 12 months.
[1] Part B for Bandeirante and Escelsa were adjusted due to change applied by ANEEL in the consideration of the federal taxes in the construction of the tariff, which now are paid directly by the clients and do not need tariff coverage.

- 30 -

Brazil: Energias do Brasil

Income Statement R$ million	Generation 1Q2006	Generation 1Q2005	Generation Δ 06/05	Supply 1Q2006	Supply 1Q2005	Supply Δ 06/05	Distribution 1Q2006	Distribution 1Q2005	Distribution Δ 06/05	Consolidated 1Q2006	Consolidated 1Q2005	Consolidated Δ 06/05
Operating Revenues	**88.5**	**31.8**	**178.1%**	**118.7**	**106.8**	**11.1%**	**1,079.9**	**998.2**	**8.2%**	**1,186.2**	**1,056.3**	**12.3%**
Direct Activity Costs	**21.9**	**2.8**	**691.3%**	**98.9**	**80.9**	**22.3%**	**697.5**	**639.0**	**9.2%**	**715.8**	**643.3**	**11.3%**
Gross Profit	**66.5**	**29.0**	**129.1%**	**19.8**	**25.9**	**-23.5%**	**382.5**	**359.3**	**6.5%**	**470.4**	**413.1**	**13.9%**
Gross Profit/Revenues	75.2%	91.3%	-16.1p.p.	16.7%	24.3%	-7.6p.p.	35.4%	36.0%	-0.6p.p.	39.7%	39.1%	0.5p.p.
Supplies and services	17.0	10.4	63.9%	1.1	1.5	-28.3%	70.5	55.1	27.9%	93.0	70.1	32.6%
Personnel costs	2.2	1.8	26.9%	1.1	0.4	178.0%	64.6	58.5	10.4%	71.0	63.7	11.3%
Other operating costs / (revenues)	1.9	2.6	-28.2%	0.0	0.1	-69.7%	27.7	23.3	19.0%	30.8	26.3	17.3%
Operating Costs	**21.1**	**14.7**	**43.3%**	**2.2**	**2.0**	**9.5%**	**162.8**	**136.9**	**18.9%**	**194.8**	**160.2**	**21.6%**
EBITDA	**45.5**	**14.3**	**217.1%**	**17.6**	**23.9**	**-26.3%**	**219.6**	**222.3**	**-1.2%**	**275.6**	**252.9**	**9.0%**
EBITDA / Revenues	51.4%	45.1%	6.3p.p.	14.9%	22.4%	-7.5p.p.	20.3%	22.3%	-1.9p.p.	23.2%	23.9%	-0.7p.p.
Depreciation and amortization	4.3	2.3	84.1%	0.2	0.2	13.7%	56.5	48.9	15.6%	61.2	51.5	18.9%
Comp. of subsidised assets' depreciation	-	-	-	-	-	-	-5.7	-	-	-5.7	-	-
EBIT	**41.2**	**12.0**	**243.1%**	**17.5**	**23.8**	**-26.6%**	**168.8**	**173.4**	**-2.7%**	**220.1**	**201.4**	**9.3%**
EBIT / Revenues	46.5%	37.7%	8.8p.p.	14.7%	22.2%	-7.5p.p.	15.6%	17.4%	-1.7p.p.	18.6%	19.1%	-0.5p.p.
Employees	281	208	+73	15	9	+6	3,259	3,362	-103	3,609	3,622	-13

Contribution to EBITDA



R$ m
1Q2005
252.9
Generation
+31.1
Supply
-6.3
Distribution
-2.7
Other
+0.5
1Q2006
275.6

- In the 1Q2006, EBITDA of Energias do Brasil increased 9.0% following the increase of the generation activity, as a result of the unbundling process, and the negative contribution of the distribution and supply activity, which were affected, respectively, by negative tariff differences (R$68m in 1Q06 vs R$4m in 1Q05) together with higher operating costs and by the end of "self-dealing" contracts.

- Operating costs of Energias do Brasil increased 21.6% explained by:
i) higher costs with supplies and services, mainly at the distribution activity, as a result of (a) the programme to contain commercial and technical losses in the distribution grid (R$6m); (b) higher consultancy and IT costs (R$5m) mainly due to the implementation of the "Vanguarda Project"; and (c) other costs related to the network enlargement and the improvement of the commercial services;
ii) a rise in personnel costs, which mainly reflects the annual salary readjustment agreement between 6% and 8% granted to the distribution employees;
iii) an increase of provisions for doubtful debtors (+R$3m).

- In order to reduce the commercial and technical losses of the distribution grid, Energias do Brasil is investing in a specific programme focused on improvements in metering procedures, inspections of consuming units, fraud detection and the regularization of clandestine connections. Improvements in the losses indicators are expected towards the end of 2006.

- The "Vanguard Project" was developed in 2005 with the goal to create and consolidate a new concept of integrated management throughout Energias do Brasil's companies, based on two main pillars: the capture of synergies and a new organizational model. The organizational structure, operating procedures and IT systems are all being redesigned to achieve economies of scale and cost savings through shared services. This programme is expected to be fully implemented by 2007.

- 31 -

Telecoms

Income Statement (€m) (1)	1Q2006	1Q2005	Δ 06/05
Operating Revenues	**39.1**	**40.4**	**-3.2%**
Direct Activity Costs	**19.8**	**19.7**	**0.9%**
Gross Profit	**19.3**	**20.7**	**-7.0%**
Gross Profit/Revenues	49.3%	51.3%	-2.1 pp
Supplies and services	12.4	11.5	7.5%
Personnel costs	6.9	8.1	-14.7%
Other operating costs / (revenues)	-1.3	-4.2	69.9%
Operating Costs	**18.0**	**15.4**	**16.9%**
EBITDA	**1.3**	**5.3**	**-76.1%**
EBITDA/Revenues	3.3%	13.2%	-10.0 pp
Deprec. and amortis. (net of subsid.)	9.3	9.8	-5.2%
EBIT	**-8.0**	**-4.5**	**-79.1%**
EBIT/Revenues	-20.6%	-11.1%	-9.5 pp

Operating Data (1)	1Q2006	1Q2005	Δ 06/05
Number of Employees	**488**	**599**	**-111**
Clients - Gross Adds (thousand)	**21.4**	**13.0**	**65.1%**
Residential	31.0	43.4	-28.6%
Corporate	89.0	91.5	-2.7%
Carriers	149.4	113.6	31.6%
Voice Traffic (million min.)	**269.4**	**248.5**	**8.4%**

• Gross Adds increased 65.1% year-on-year, following the company's strategic focus on direct access clients and broadband internet (Oni Duo).

• Voice traffic increased 8.4% year-on-year, mostly due to a 31.6% growth in the carriers segment. The residential segment's voice traffic decreased 28.6% due to the erosion of indirect access clients, which was not yet compensated by the growth in voice traffic from direct access clients that more than tripled when compared with the 1Q2005 and increased more than 50% when compared with the 4Q2005. At the corporate segment, voice traffic decreased 2.7% year-on-year due to a reduction in voice traffic from indirect access clients.

• Operating revenues decreased 3.2% year-on-year mostly as a result of a 9.9% decrease in voice telecommunication services to €15.1m in the 1Q2006, explained by a setback in the commercialization of "Oni Voxx" (an indirect voice services product) because of a delay in the publication of proper regulation needed for the launch of this product. Excluding proceeds from indirect voice services, operating revenues would have increased 2.0% year-on-year.

Gross Profit (€ m) (1)	1Q2006	1Q2005	Δ 06/05
Telecommunication Services	18.9	20.6	-8.5%
Gross Profit/Revenues	52.3%	52.8%	-0.5 pp
Equipment sales	0.4	0.1	-
Gross Profit/Revenues	12.7%	6.8%	5.9 pp
Gross Profit	**19.3**	**20.7**	**-7.0%**
Gross Profit/Revenues	**49.3%**	**51.3%**	**-2.1 pp**

Contribution to EBITDA



€m
0.1
1Q2005 (2)
Gross profit
-1.5
Supplies and services
-0.9
Personnel costs
1.2
Other operating revenues
2.3
1Q2006
1.3

Revenues from data & Internet services remained at close to €16m on the back of revenues from broadband internet. Revenues from equipment sales increased €1.7m year-on-year to €3.0m in the 1Q2006, benefiting from the completion of a major contract for equipment supply.

• Gross profit at the Oni Group fell 7.0% year-on-year, or 2.1 p.p., mostly due to a both a change in the mix of services provided and a decrease in the average price of services supplied due to an increasingly competitive environment.

• Excluding non-recurring impacts, operating costs would have decreased 13.0% due to: i) a 14.7%, or €1.2m, decrease in personnel costs due to both lower severance payments and a decrease in the number of employees; ii) the accounting in the 1Q2005 of a €1.5m provision for doubtful clients and iii) the accounting in the 1Q2006 of a €1m income related to the recovery of previously provisioned doubtful debts; which were partly compensated by iv) a 7.5% increase in supplies and services. About 1/3 of this increase in supplies and services is explained by an increase in clients' acquisition and retention costs while the remaining is due to higher O&M costs at Oni's network.

• On a comparable basis, Oni Group EBITDA increased from a break-even situation in the 1Q2005 to €1.3m in the 1Q2006.

(1) 1Q2005 financial and operating figures here presented are pro-forma, excluding Comunitel's contribution. In 2005, following the sale of Comunitel in September 2005, this company was only consolidated from January to September.
(2) 1Q2005 EBITDA was adjusted to exclude a €5.3m non-recurring income related to the sale of Oni Way.

- 32 -

Income Statements

Income Statement by Business Area

edp

1Q2006 (€ m)	Generation Iberia	Supply Iberia	NEO - Renewables	Cogeneration Iberia	Distribution Iberia	Gas Iberia	Energias do Brasil	Telecoms	EDP Group
Electricity Sales	721.6	280.5	53.1	20.1	1,137.1	26.6	446.4	-	2,421.8
Other Sales	2.1	5.8	8.2	6.7	0.9	220.8	-	3.0	259.6
Services Provided	1.9	5.3	1.8	0.3	16.4	18.0	6.2	36.1	78.6
Operating Revenues	**725.7**	**291.6**	**63.0**	**27.1**	**1,154.4**	**265.4**	**452.7**	**39.1**	**2,760.1**
Electricity & Gas	34.2	376.2	0.0	0.1	803.4	30.3	268.8	-	1,243.5
Fuel	250.6	-	5.5	17.7	0.2	-	-	-	292.6
Materials and goods for resale	4.1	8.7	4.6	0.3	3.8	193.5	4.3	2.6	212.1
Direct Activity Costs	**288.9**	**384.9**	**10.1**	**18.1**	**807.4**	**223.8**	**273.2**	**2.6**	**1,748.2**
Gross Profit	**436.8**	**(93.2)**	**52.9**	**9.0**	**346.9**	**41.5**	**179.5**	**36.5**	**1,011.9**
Gross Profit/Revenues	60.2%	-32.0%	84.0%	33.1%	30.1%	15.7%	39.7%	93.4%	36.7%
Supplies and services	25.9	7.6	8.4	3.1	67.9	9.9	35.5	29.6	167.8
Personnel costs	25.9	2.9	2.5	0.2	50.8	5.0	27.1	6.7	141.9
Costs with social benefits	4.1	0.1	0.0	-	14.9	0.1	-	0.2	18.1
Concession fees	0.9	0.0	0.2	-	50.9	-	0.9	-	53.0
Other operating costs (or revenues)	21.9	10.3	2.3	(0.5)	(1.1)	2.9	10.9	(1.3)	62.1
Operating costs	**78.7**	**20.9**	**13.5**	**2.8**	**183.4**	**17.9**	**74.3**	**35.2**	**442.9**
EBITDA	**358.1**	**(114.1)**	**39.4**	**6.2**	**163.5**	**23.7**	**105.2**	**1.3**	**569.0**
EBITDA/Revenues	49.3%	-39.1%	62.6%	22.7%	14.2%	8.9%	23.2%	3.3%	20.6%
Depreciation and amortisation	73.2	1.9	16.7	2.6	89.5	8.4	23.4	9.3	241.6
Comp.of subsidised assets' depreciation	(0.9)	-	(0.1)	(0.0)	(20.9)	(0.6)	(2.2)	-	(24.7)
EBIT	**285.8**	**(116.0)**	**22.8**	**3.6**	**94.9**	**15.8**	**84.0**	**(8.0)**	**352.0**
EBIT/Revenues	39.4%	-39.8%	36.2%	13.2%	8.2%	6.0%	18.6%	-20.6%	12.8%
Financial income/(expense)	(11.9)	(3.9)	(13.1)	(0.9)	(12.2)	0.8	(20.9)	(4.5)	25.8
Amortisation of concession rights	-	-	(0.0)	(0.0)	-	(0.0)	(2.1)	(0.8)	(9.1)
Discontinuing Activities	-	-	-	-	-	-	-	-	-
Pre-tax profit	**273.9**	**(119.9)**	**9.7**	**2.7**	**82.7**	**16.7**	**60.9**	**(13.4)**	**368.7**
Income Taxes & Deferred Taxes	75.7	(33.0)	4.9	0.0	15.6	5.1	25.4	2.8	107.9
Minority interests	0.4	(0.0)	2.5	0.0	0.0	6.6	1.8	(0.1)	23.7
Net Profit	**197.8**	**(86.9)**	**2.2**	**2.7**	**67.1**	**5.0**	**33.7**	**(16.1)**	**237.1**

- 34 -

Income Statement by Business Area

1Q2005 (€ m)	Generation Iberia	Supply Iberia	NEO - Renewables	Cogeneration Iberia	Distribution Iberia	Gas Iberia	Energias do Brasil	Telecoms	EDP Group
Electricity Sales	658.0	142.1	24.2	16.4	1,007.0	9.3	275.8	-	2,136.1
Other Sales	1.8	1.4	3.7	4.8	0.8	143.3	-	2.6	175.3
Services Provided	3.8	2.2	0.7	0.2	13.6	10.0	30.8	78.2	142.1
Operating Revenues	**663.7**	**145.7**	**28.6**	**21.4**	**1,021.4**	**162.7**	**306.6**	**80.7**	**2,453.5**
Electricity & Gas	31.6	167.5	0.3	0.1	660.5	11.9	183.9	-	1,195.6
Fuel	250.7	-	3.3	12.6	0.1	-	-	-	267.2
Materials and goods for resale	4.8	2.8	2.4	0.1	2.8	107.7	2.9	2.4	9.2
Direct Activity Costs	**287.1**	**170.3**	**6.0**	**12.8**	**663.4**	**119.5**	**186.7**	**2.4**	**1,472.0**
Gross Profit	**376.6**	**(24.6)**	**22.6**	**8.6**	**358.0**	**43.1**	**119.9**	**78.4**	**981.5**
Gross Profit/Revenues	56.7%	-16.9%	79.1%	40.2%	35.1%	26.5%	39.1%	97.1%	40.0%
Supplies and services	25.8	7.1	5.4	2.5	67.5	6.5	20.4	60.4	177.0
Personnel costs	27.8	2.6	1.2	0.2	49.2	5.0	17.8	13.8	133.4
Costs with social benefits	5.9	0.1	0.0	-	19.6	0.1	0.7	0.2	25.1
Concession fees	0.9	0.0	0.2	-	50.3	-	-	-	51.4
Other operating costs (or revenues)	3.4	(3.2)	0.2	(0.4)	(1.7)	1.2	7.6	(3.5)	33.8
Operating costs	**63.8**	**6.6**	**7.0**	**2.3**	**184.9**	**12.8**	**46.5**	**70.8**	**420.6**
EBITDA	**312.8**	**(31.2)**	**15.5**	**6.4**	**173.2**	**30.3**	**73.4**	**7.6**	**560.8**
EBITDA/Revenues	47.1%	-21.4%	54.4%	29.7%	17.0%	18.6%	23.9%	9.4%	22.9%
Depreciation and amortisation	70.6	2.2	6.9	2.4	90.0	8.0	14.9	13.5	218.6
Comp.of subsidised assets' depreciation	(1.5)	-	(0.1)	(0.0)	(20.1)	(0.4)	-	-	(20.2)
EBIT	**243.7**	**(33.4)**	**8.7**	**4.0**	**103.2**	**22.7**	**58.5**	**(5.9)**	**362.4**
EBIT/Revenues	36.7%	-23.0%	30.5%	18.5%	10.1%	14.0%	19.1%	-7.4%	14.8%
Financial income/(expense)	(18.5)	(0.9)	(3.0)	(0.8)	(8.6)	5.5	(26.8)	(9.1)	(65.9)
Amortisation of concession rights	(0.0)	-	(0.1)	-	-	0.0	(1.2)	(1.9)	(9.4)
Discontinuing Activities	-	-	-	-	-	-	-	-	0.5
Pre-tax profit	**225.2**	**(34.4)**	**5.7**	**3.1**	**94.6**	**28.2**	**30.5**	**(17.0)**	**287.6**
Income Taxes & Deferred Taxes	60.9	(11.5)	1.5	0.0	17.9	8.0	12.5	0.1	67.8
Minority interests	2.4	(0.7)	0.7	(0.0)	0.1	6.4	3.2	0.1	3.0
Net Profit	**162.0**	**(22.2)**	**3.6**	**3.1**	**76.6**	**13.8**	**14.8**	**(17.2)**	**216.9**

- 35 -

ANNEX

EDP Iberian installed capacity & electricity generation

Installed Capacity - MW	1Q2006	1Q2005	Δ MW
PORTUGAL	**8,921**	**8,355**	**567**
Conventional Regime	**8,584**	**8,032**	**552**
Binding Generation	*7,164*	*7,005*	*160*
Hydroelectric (PES)	4,095	3,903	192
Thermoelectric (PES)	3,070	3,102	-32
Coal			
Sines	1,192	1,192	-
Fuel oil / Natural Gas			
Setúbal	946	946	-
Carregado	710	710	-
Barreiro	56	56	-
Diesel			
Tunes	165	197	-32
Non-Binding Generation	*1,420*	*1,028*	*392*
Small-Hydro (NBES)	244	244	-
CCGT			
Ribatejo	1,176	784	392
Special Regime	**337**	**322**	**15**
Small-Hydro	66	66	-
Cogeneration	111	111	-
Wind [1]	151	136	15
Biomass	9	9	-
SPAIN	**3,171**	**2,833**	**339**
Conventional Regime	**2,492**	**2,492**	**-**
Hydroelectric	426	426	-
Thermoelectric	1,910	1,910	-
Coal			
Aboño	878	878	-
Soto de Ribera	645	645	-
CCGT			
Castejón	387	387	-
Nuclear			
Trillo	156	156	-
Special Regime	**680**	**341**	**339**
Small-Hydro	3	3	-
Cogeneration	42	39	3
Wind [1]	561	223	339
Waste	69	69	-
Biomass	4	7	-3

Electricity Generation	1Q2006	1Q2005	Δ GWh
PORTUGAL	**7,415**	**7,337**	**78**
Conventional Regime	**7,052**	**7,027**	**25**
Binding Generation	*5,409*	*5,705*	*-295*
Hydroelectric (PES)	2,160	1,295	866
Thermoelectric (PES)	3,249	4,410	-1,161
Coal			
Sines	2,371	2,421	-49
Fuel oil / Natural Gas			
Setúbal	771	1,337	-565
Carregado	72	571	-499
Barreiro	34	74	-40
Diesel			
Tunes	0	8	-8
Non-Binding Generation	*1,643*	*1,322*	*321*
Small-Hydro (NBES)	110	33	77
CCGT			
Ribatejo	1,533	1,289	244
Special Regime	**363**	**310**	**53**
Small-Hydro	56	20	36
Cogeneration	194	185	9
Wind [1]	98	93	5
Biomass	14	13	2
SPAIN	**4,003**	**3,954**	**49**
Conventional Regime	**3,490**	**3,698**	**-207**
Hydroelectric	324	305	19
Thermoelectric	2,837	3,061	-224
Coal			
Aboño	1,658	1,421	237
Soto de Ribera	981	1,134	-153
CCGT			
Castejón	198	506	-308
Nuclear			
Trillo	329	331	-2
Special Regime	**513**	**256**	**257**
Small-Hydro	1	1	0
Cogeneration	61	51	10
Wind [1]	364	120	244
Waste	84	82	2
Biomass	3	3	-1

[1] Installed capacity that contributed to the revenues in the period.

- 37 -

Electricity Distribution and Supply in Portugal

Electricity Distributed (GWh)	1Q2006	1Q2005	Δ 06/05
Energy Delivered to Distribution	**12,987**	**12,509**	**3.8%**
Sales to EDP power plants	(5)	(3)	-56.5%
Own consumption - distribution	(5)	(10)	45.6%
Distribution losses	(848)	(1,026)	17.3%
Total Electricity Sales [1]	**12,129**	**11,471**	**5.7%**
Electricity Sales - Regulated Syst.	**9,680**	**9,454**	**2.4%**
VHV (Very high voltage)	343	336	1.9%
HV (High voltage)	1,345	1,216	10.6%
MV (Medium voltage)	1,581	1,411	12.1%
SLV (Special low voltage)	546	716	-23.8%
LV (Low voltage)	5,459	5,407	1.0%
PL (Public lighting)	407	369	10.3%
Electricity Sales - Non-regulated Syst.	**2,448**	**2,017**	**21.4%**
EDP	**1,585**	**1,308**	**21.2%**
VHV (Very high voltage)	12	-	-
HV (High voltage)	41	9	333.1%
MV (Medium voltage)	1,248	1,218	2.5%
SLV (Special low voltage)	284	81	251.7%
Non-EDP	**864**	**709**	**21.9%**
HV (High voltage)	3	10	-66.4%
MV (Medium voltage)	745	674	10.6%
SLV (Special low voltage)	115	25	357.7%

Electricity Sales (€ m)	1Q2006	1Q2005	Δ 06/05
VHV (Very high voltage)	16.1	15.0	7.3%
HV (High voltage)	72.5	60.9	19.0%
MV (Medium voltage)	135.5	114.8	18.0%
SLV (Special low voltage)	62.6	71.4	-12.4%
LV (Low voltage)	729.8	654.3	11.5%
PL (Public lighting)	30.9	25.4	21.5%
Interruptibility Discounts	-9.6	-8.5	-13.9%
Tariff correction Discounts	-	-0.0	-
Invoiced Sales - Regulated Syst.	**1,037.6**	**933.3**	**11.2%**
Invoiced Sales - Non-regulated Syst.	**64.9**	**44.6**	**45.6%**
Electricity Revenues	**1,102.5**	**977.9**	**12.7%**

Electricity Consumers [2]	1Q2006	1Q2005	Δ 06/05
Electricity Sales - Regulated Syst.	**5,911,989**	**5,830,031**	**81,958**
VHV (Very high voltage)	13	19	-6
HV (High voltage)	162	157	5
MV (Medium voltage)	17,451	17,774	-323
SLV (Special low voltage)	22,710	25,210	-2,500
LV (Low voltage)	5,825,634	5,742,414	83,220
PL (Public lighting)	46,019	44,457	1,562
Electricity Sales - Non-regulated Syst.	**11,995**	**7,369**	**4,626**
EDP	**7,947**	**5,640**	**2,307**
VHV (Very high voltage)	9	-	9
HV (High voltage)	11	2	9
MV (Medium voltage)	2,860	2,489	371
SLV (Special low voltage)	5,067	3,149	1,918
Non-EDP	**4,048**	**1,729**	**2,319**
HV (High voltage)	-	3	-3
MV (Medium voltage)	1,543	937	606
SLV (Special low voltage)	2,505	789	1,716
Total Electricity Consumers	**5,923,984**	**5,837,400**	**86,584**
% Change YoY			***1.5%***

[1] Figures presented include sales to EDP Group for final consumption

[2] Figures presented include EDP Group companies

- 38 -

EDP Wind Capacity in Iberia (NEO Energía)

Wind Farms in 1Q2006	% NEO	Installed Capacity			Consolidation Method
		100%	% held	Contrib. to revenues	
PORTUGAL					
Fonte da Mesa	100%	10	10	10	Full
Pena Suar	100%	16	16	16	Full
Cabeço da Rainha	100%	16	16	16	Full
Cadafaz	100%	10	10	10	Full
Serra do Barroso	70%	18	13	18	Full
Fonte da Quelha	100%	14	14	14	Full
Alto do Talefe	100%	14	14	14	Full
Padrela/Soutelo	100%	8	8	8	Full
Vila Nova	100%	26	26	26	Full
Açor	100%	20	20	20	Full
Alagoa Cima	40%	14	5	-	Equity
Bolores [1]	100%	5	5	5	Full
Mosteiro [1]	100%	9	9	9	Full
Amaral 1 [1]	100%	8	8	8	Full
Caldas 1 [1]	100%	10	10	10	Full
Fanhões 1 [1]	100%	12	12	12	Full
Amaral 1 - 2ª Fase [1]	100%	2	2	2	Full
Fanhões 2 - 1ª Fase [1]	100%	2	2	2	Full
Fanhões 2 - 2ª Fase [1]	100%	2	2	2	Full
		215	**201**	**201**	
SPAIN					
Arlanzón	78%	34	26	34	Full
Cantábrico	100%	65	65	65	Full
Albacete (Campollano)	75%	124	93	124	Full
Las Lomillas	50%	50	25	25	Proportional
Sotonera	65%	19	12	19	Full
Boquerón	75%	22	16	22	Full
Belchite	100%	50	50	50	Full
Zas	97%	24	23	24	Full
Corme	95%	18	17	18	Full
Tahivilla	100%	30	30	30	Full
Buenavista	100%	8	8	8	Full
Llanos Esquina	100%	6	6	6	Full
La Celaya	100%	29	29	29	Full
Monseivane	100%	41	41	41	Full
Santa Quiteria	58%	36	21	36	Full
Rabosera	100%	31	31	31	Full
Enix	5%	13	1	-	Equity
Monte de las Navas	5%	49	2	-	Equity
Altos del Voltoya	31%	62	19	-	Equity
Sierra Cortado	42%	20	8	-	Equity
Sierra del Madero	42%	29	12	-	Equity
Pesur	17%	20	3	-	Equity
Estrecho	17%	10	2	-	Equity
Juan Grande	45%	20	9	-	Equity
		809	**551**	**561**	
IBERIA		**1,024**	**752**	**763**	

[1] Tecneira wind farms did not contribute to 1Q2006 revenues.

- 39 -

energias de portugal

1Q2006 Results

May 25, 2006

EDP: KEY CONSOLIDATED FINANCIAL FIGURES

Income Statement

€ million

Gross Profit

EBITDA*

EBIT*

Financial Results

Net Profit

CAPEX

1Q06

1.012

569

352

17

237

196

1Q05

981

561

362

(75)

217

191

Change

+30

+8

-10

+136

+20

+5

%

3.1%

1.4%

-2.9%

—9.3%

2.6%

* Excluding discontinued operations

1

Main Highlights (1/2)

1. EDP’s consolidated net profit in the 1Q2006 rose 9% YoY.

2. The regulated core business in Iberia – comprising the PPAs and the electricity and gas distribution activities which represent 62% of the Group’s consolidated gross profit - posted a stable performance in the 1Q06 (+€10m).

3. In the Iberian liberalized market, our electricity generation activity benefited from the sharp rise in wholesale prices during the first months of 2006, contributing for a significant increase in gross profit (+€48m) in the 1Q06.

4. In the supply business in Iberia, the low flexibility of older clients’ contracts and the increase of electricity wholesale prices resulted in a deterioration of this activity’s gross profit during the period (-€69m).

5. The publication of the Royal Decree-Law 03/2006 in Spain had a negative impact (-€33m EBITDA) as a result of (i) the provisioning of the potential withdraw of the economic value of the CO2 licenses granted for free related to generation sales to the pool between Jan-06 and Feb-06 (€11m); (ii) the settlement of a provisional €42.35/MWh on the unit cost of purchased electricity by the distribution companies during March (€4m) and (iii) the booking of a provision for other potential regulatory risks (€18m).

2

Main Highlights (2/2)

6. EDP’s renewable energy installed capacity rose by 72% to 1,024MW surpassing for the first time the 1,000 MW threshold and allowing a strong growth of NEO’s contribution to EDP’s gross profit (+€30m). This was achieved both through organic growth (155 MW) and through acquisitions (Desa 224 MW and Tecneira 50 MW).

7. Good operating performance at Energias do Brasil and a 31% appreciation of the Brazilian Real during the period resulted in a healthy growth of our Brazilian operations’ gross profit (+€60m).

8. The evolution of operating costs (personnel and supplies & services) remained under control, increasing by approximately 3% YoY, in line with +2.5% average increase of CPI (Mar-06).

9. Improvement of Financial Results (+€92m) backed by the partial reversion of the 2005 provision following the positive impact of the recent increases in interest rates on the fair value of the CMEC derivative (+€103m). This was partly offset by the booking, this quarter, of a provision related to financial guarantees given by EDP on Electra’s debt (Cape Verde).

10. EDP’s consolidated net financial debt decreased by €333m from December 2005 to €9,130m.

3

NET PROFIT UP 9% SUPPORTED BY GROWTH IN RENEWABLES, GOOD BRAZILIAN OPERATIONS AND REVALUATION OF THE CMEC’S SWAP

% change

Gross Profit

€ million

3.1%

981

1Q05

3.1%

1,012

1Q06

EBITDA*

€ million

561

1Q05

569

1.4%

1Q06

Net Profit

€ million

217

1Q05

9.3%

237

1Q06

(1) Gross margin improvement in generation supported by high wholesale prices, (2) good performance in Brazil magnified by the appreciation of the Brazilian Real (3) negative impact in Spain from the Real Decreto Ley 03/2006 regulatory framework which penalized EBITDA performance

The increase in interest rates and the resulting revaluation of CMEC’s swap had a positive impact on the Group’s Net Income

4

GROSS PROFIT SUPPORTED BY CAPACITY INCREASES IN RENEWABLES IN IBERIA AND GOOD PERFORMANCE FROM BRAZIL

Gross profit evolution: 1Q06 vs. 1Q05

€ millions

981

Gross Profit 1Q05

60

PPAs €12m

(69)

30

(11)

(2)

60

Forex impact € 43m

(38)

1,012

1. Generation

Core Iberia

2. Supply

3. Renewables

4. Distribution

5. Gas

6. Brazil

Other*

Gross Profit 1Q06

Gross Profit 1Q06

437

(93)

53

347

42

179

47

• In Iberia the higher gross profit in generation was mitigated by the losses in supply

• Growth in renewables supported by the acquisition of Desa and the higher pool prices

• The improved operating performance in Brazil was magnified by the BRL appreciation versus EUR

* Includes the consolidation perimeter impact from the disposal of Comunitel (-€39m)

5

IBERIAN ELECTRICITY PRICES DRIVEN BY (1) INTERNALIZATION OF CO2 COSTS, (2) FUEL PRICES AND (3) HIGHER DEMAND FOR PEAK CAPACITY

Commodities price performance

International gas market (IPE) (€/MWh)

Brent (USD/bbl)

Coal (USD/ton)

66.6

52.9

30.7

2005

98.8

56.9

51.9

2006

62.1

65.4

48.1

Hydro production index (average = 100)

27

2005

41

2006

59

Residual demand in the market*

GWh

2005

Portugal Spain

2006

Spanish pool market – price performance

Base load price; €/MWh

42.7

2005

47.7

46.7

53.8

73.1

2006

65.3

72.6

50.2

Quarterly avg.

* Includes output evolution of marginal plants (fueloil plants and CCGTs) in the two markets

6

EDP’S LONG POSITION IN THE IBERIAN WHOLESALE ELECTRICITY MARKET WAS 1,325 GWh LOWER THAN IN THE 1Q2005

Liberalized Generation

Liberalized Supply

Long position in wholesale market 1Q06

Long position in wholesale market 1Q05

1Q06 GWh

Portugal

1,643

1,585

58

9

Spain

3,454

2,342

1,112

2,486

Iberian Portfolio

5,097

3,927

1,170

2,495

Slight increase of long position in Portugal supported by the start up of the third 400MW group of Ribatejo’s CCGT

Reduction of long position in Spain due to (i) the Higher number of customers and (ii) maintenance works at Castejón CCGT

More balanced Iberian portfolio between liberalized electricity generation and supply but lower exposition to wholesale prices

7

CURRENT CONTRACT PORTFOLIO CONDITIONS DRIVE DISTINCT COMMERCIAL APPROACHES FOR PORTUGAL AND SPAIN

edp

% demand from customers outside of incumbent distribution areas customers

Quarterly change in the number of liberalized B2B customers (electricity)

Portugal



0%
+ 475
+ 1.588
+ 1.378
- 154
- 1.256
5.314
6.870
1Q
2Q
3Q
4Q
1Q
2005
2006

Spain



51%
+ 95
+ 174
+ 299
+ 278
+ 191
1.434
2.376
1Q
2Q
3Q
4Q
1Q
2005
2006

- **Older contracts' portfolio with lower flexibility for repricing or early termination**
- **Ongoing selective portfolio adjustment:**
  - **Repricing upon contract maturity and incorporation of adjustment clauses, or…**
  - **Termination of contract upon maturity.**

- **More flexible contracts has allowed the renegotiation of the less attractive ones**
- **New contracts only when selling price is above reference supply price**
- **New regulation, improved pricing and recent decline of wholesale prices should lead to better gross margins in supply**

8

ON A GROUP PERSPECTIVE, NEGATIVE MARGINS IN SUPPLY WERE MORE THAN COMPENSATED BY THE INCREASE OF MARGINS IN GENERATION

Avg. Quarterly Spread

Generation margin in the liberalized market

Euro/MWh

53.8

21.99

25.1

60.6

25.60

56.7

22.09

69.4

25.26

50.2

26.14

39.9

Avg. Generation Cost

Avg. Supply price

Pool

Supply margin in the liberalized market

Euro/MWh

53.8

40.87

-7.3

60.6

39.52

56.7

39.45

69.4

40.85

50.2

45.09

-20.2

Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar

Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar

2005

2006

Margin in generation went up by €14.8/MWh supported by higher wholesale prices in the pool

Change of margin per MWh

Euro/MWh

14.8

Gen.

(12.9)

Supply

1.9

Group

2005

2006

Margin in supply fell by €12.9/MWh due to the lack of flexibility of existing contacts which are not indexed to pool prices

9

DECLINE OF LIBERALIZED ACTIVITY'S GROSS PROFIT IN IBERIA ALSO INFLUENCED BY THE PROVISIONING OF CO_2 COSTS



Gross Profit 1Q06
€ million
Portugal
Spain
Iberian Portfolio
Liberalized Generation
Liberalized Supply
Long position in wholesale market 1Q06
34
(27)
7
(31)
157
(66)
91
(31)
• -€8m deficit in CO2 allowances versus CO2 emissions in the 1Q2006
• -€8m mark-to-market of the provision related with the 2005 CO2 allowances deficit
• -€14m mark-to-market of a derivative to cover market price volatility
(31)
191
(93)
97
(31)
Long position in wholesale market 1Q05
16
104
119

Effect of a longer position in liberalized generation but with a deterioration of supply margins in Portugal

Effect of (i) higher contracted volumes thus lower exposure to high pool prices; (ii) CO_2 costs; and (iii) fixing of selling price in OTC

Improved integrated unit margin mitigated by CO_2 and OTC's effects in Spain, resulting in a €22m reduction in the Iberian gross profit

10

CHANGE OF REGULATORY FRAMEWORK IN SPAIN IMPLEMENTATION OF THE REAL DECRETO-LEY 03/06

RD-L Implementation

The main objective of the Real Decreto-Ley 03/06 is to limit the creation of high tariff deficits in the Spanish electricity system

Companies may have to give back the value of the CO2 emission licenses granted for free by the government

New regulatory framework for the electricity market

Description

The government may reduce the system deficit through the attribution of a market value to the CO2 emission licenses previously granted for free to the electricity sector.

This measure should have a retroactive impact and companies may have to pay for the total CO2 licenses granted for January and February 2006.

From March onwards, companies may have to give back to the system the value of CO2 emission licenses previously granted for free only on the generation output sold in the pool (excluded bilateral contracts entered into by generation companies)

Electricity volumes acquired by the distribution companies from generation companies which are vertically integrated have to be netted against each other.

Definition of a provisional €42.35/MWh as the value the regulator will accept to pay the distribution companies on their electricity purchases.

A revision of this tariff, expected before year-end, will take into account the wholesale prices of the most relevant European electricity markets.

11

PROVISIONAL IMPACT OF THE REAL DECRETO-LEY 03/2006 ON HC ENERGIA

HC’s EBITDA performance 1Q05 vs. 1Q06

€ million

EBITDA 1Q05

Change of EBITDA with no RD-L 03/06 impact*

RD-L 03/06 impact on HC

EBITDA 1Q06

139

(28)

(33)

78

(61)

Break-down of RD-L 03/06 impact on HC Energia EBITDA

€29m

Value of CO2 emission rights, excluding bilateral contracts (38%)

11

Provision Provision

Value of the “free” CO2 emission licenses at market prices

18

Non-recurring item

Provisions for other regulatory risks

Electricity acquisition costs by distribution set at €42.35/MWh

4

Impact on distribution (Mar-06)

Potentially recurring

33

RD-L 03/06 total impact

* This decline is driven by a non-recurring purchase of natural gas in the spot market at a higher than the existing contract’s price (-€15.1m) and the transfer of Genesa to NEO perimeter

12

WHOLESALE TARIFF SET BY RD-L 03/2006 CLEARLY BELOW ELECTRICITY PRICES IN OTHER RELEVANT EUROPEAN MARKETS

Market average

€	/MWh

OMEL

(Spain)

EEX

(Germany)

Powernext

(France)

RD-L 03/06 Tariff

foward market prices

At March 1st 2006

2006

59.12

58.92

62.00

42.35

17.66

60.01

2007

55.20

56.50

59.15

42.35

14.60

56.95

On the date of its publication, RD-L 03/06 tariff was already below market prices

At May 22nd 2006

2006

51.19

50.15

50.57

42.35

8.29

50.64

2007

49.75

53.35

55.13

42.35

10.39

52.74

Even following the price decline of CO2 emission rights, the RD-L tariff is below market prices

On the date of its publication, RD-L 03/06 tariff was already below market prices

Prices are sustainable above 50 €/MWh with a minimum gap of 8.29 €/MWh to that of RD-L 03/06

13

GROWTH IN IBERIAN RENEWABLES SUPPORTED BY CAPACITY INCREASES AND HIGHER SELLING PRICES IN SPAIN

Installed Capacity (wind)

MW

595

236

136

223

1Q05

429

25

65

339

Change**

1.024

261

201

561

1Q06

Output GWh

Load Factor

213

28%

462

30%

Average selling price in Iberia (wind)

€/MWh

PT***

Spain

90.4

71.1

Mar-05

91.1

71.7

Jun-05

91.9

72.5

Sep-05

85.9

79.3

Dec-05

96.8

95.6

Mar-06

Spain

Portugal

MW gross in Iberia****

+72%

+117%

+2p.p.

+5.7%

+36%*

NEO Gross Profit

€ million

134%

Wind

Other

22.6

17.2

5.4

1Q05

52.9

46.3

6.7

1Q06

Gross Profit +€28m in wind farms due to higher output (+€18m), and higher selling prices in Spain (+€10m)

* Transfer of wind farms from tariff system to market price (pool)

** Acquisition of DESA in the end of 2005 represents 224MW, and the wind farms of Bolores and Eneraltius to Tecneira in early 2006 (50MW), plus the construction of new wind farms *** Wind generation tariff in Portugal depends on the load factor of each wind farm **** MW which to not contribute to EBITDA (equity consolidated)

14

INCREASE OF ELECTRICITY PRICE PAID TO REN AND RD 03/2006 WITH NEGATIVE IMPACT ON GROSS MARGIN IN DISTRIBUTION



Allowed revenues*
€ million
Gross profit evolution**
€ million
Allowed revenues resulting from revenues deviations in previous years
Receivables related with allowed revenues from previous years
Portugal
6.2%
329
350
12
25
317
324
257
161
Variable (per GWh)
60
163
Fixed
328
13
125
-132
321
4
Real Decreto-Ley 03/2006 impact
Spain
1.9%
28
28
30
8
-12
4
4
26
1Q05
1Q06
1Q05
Electricity Sales
Electricity costs & raw materials
1Q06

- Increase of allowed revenues due to:
  - Demand growth by 5.7%***, mitigated by decline of average revenue per MWh to €26.7/MWh (-3.4%)
- Higher electricity procurement costs due to higher consumption (+€25m) and higher procurement price (+€107m) as a result of higher fuel costs and general system costs (renewables and other).
- Receivables from previous years does not include accrued costs with high fuel prices in 2005 which generated the current tariff deficit
- Purchase of electricity by distribution in wholesale market at a price above €42.35/MWh generated a €3,9m loss

* Deviation between regulated revenues and tariffs received not recognized in P&L under IFRS

** Includes the net impact from other services and sales and costs with fuel and materials, which represents +€0.1m in Portugal and +€2.2m in Spain

*** Strong consumption growth in Portugal (+5.7%) with high contribution of cogenerators (+1.7p.p.), temperature effect and working days (+0.2p.p.) and adjustment on 2005 consumption level (+1.7p.p.).

15

CONSOLIDATION OF PORTGÁS AND INCREASE OF PROCUREMENT COSTS IN SPAIN FOLLOWING GAS ACQUISITION IN THE SPOT MARKET

GROSS PROFIT 1Q05 VS. 1Q06
€ million



Spain
Portugal
1Q05
43.1
Portgás Consolidation
8.1
1Q05 *
51.2
Regulated business
-0.6
Liberalized market
-8.7
Other
-0.4
1Q06
41.5

Gross profit in gas liberalized market
€ million



1Q05
Volume Effect
Margin Effect
Spot Overpricing
Other
1Q06
6.2
(1.0)
(0.5)
(15.1)
0.7
(9.7)

- **Improvement of gross margins in the segment of industrial clients following the renegotiation of the existing contracts**
- **Deterioration of the gas supply activity gross profit penalized by non-recurring natural gas acquisitions in the spot market at a higher prices than those foreseen in Naturgas' existing contracts**

* Portgás pro-forma, fully consolidated in 2005

16

GOOD PERFORMANCE FROM GENERATION BUT THE DISTRIBUTION ACTIVITY WAS ENERGIAS DO BRASIL GROSS PROFIT GROWTH DRIVER

Gross profit

R$ million

1Q05

Generation

Enertrade

Distribution

Other

1Q06

413.1

37.5

(6.1)

23.2

2.7

470.4

Increase of gross margin driven by distribution …

Generation

Enertrade

1Q 05

Volume Sold

GWh

287

1,604

Avg. margin

R$/MWh

72.5

16.2

1Q 06

Volume Sold

GWh

670

1,657

Avg. margin

R$/MWh

76.8

12.0

Gross Margin

R$ million

Gross Margin

R$ million

1Q05

1Q06

359

382

4

6%

24%

68

Consumption

GWh

5,669

5,966

Average margin

R$/MWh

63.4

64.1

Deviation between regulated revenues and tariffs received not recognized in P&L under IFRS

. . . namely in Enersul following the increase of average retail tariff. Bandeirante and Escelsa figures are penalized by IAS/IFRS rules given that retail tariffs in the period do not reflect the increase of non controllable costs that are to be passed to tariffs in the next tariff revision.

17

NET PROFIT UP 9% SUPPORTED BY GROWTH IN RENEWABLES, GOOD BRAZILIAN OPERATIONS AND REVALUATION OF THE CMEC’S SWAP

% change

Gross Profit

€ million

3.1%

981

1Q05

1,012

1Q06

EBITDA*

€ million

1.4%

561

1Q05

569

1Q06

(1) Gross margin improvement in generation supported by high wholesale prices, (2) good performance in Brazil magnified by the appreciation of the Brazilian Real (3) negative impact in Spain from the Real Decreto Ley 03/2006 regulatory framework which penalized EBITDA performance

Net Profit

€ million

9.3%

217

1Q05

237

1Q06

The increase in interest rates and the resulting revaluation of CMEC’s swap had a positive impact on the Group’s Net Income

* Excluding discontinued operations

18

EBITDA PERFORMANCE SUPPORTED BY GROSS MARGIN GROWTH

EBITDA performance 1Q06 vs. 1Q05

€ million

561

EBITDA

1Q05

(2)

Changes in consolidation perimeter (Comunitel and Portgás)

559

EBITDA

1Q05 Pro-forma

1Q06

70

Gross Profit

1.012

(21)

(7)

Excluding the BRL appreciation impact, costs grew in line with inflation

Supplies & services

(168)

Staff costs

(160)

of which 97% is the impact of the Real Decreto-Ley 03/2006 (€29m)

(31)

Other

(115)

569

EBITDA

1Q06

10

• Increase of supply and services costs in Iberia and Brazil

• Increase of staff costs due to forex impact from Brazil and ordinary annual wage rises

• Increase of other costs due to provisions related to the Real Decreto-Ley 03/2006 to the future potential losses on some supply contracts

19

THE MODERATE INCEASE IN SUPPLIES & SERVICES WAS AMPLIFIED BY THE APRECIATION OF THE BRAZILIAN CURRENCY

Supplies & Services performance 1Q06 vs. 1Q05
€ million



177
(30)
1
147
6
7
9
(1)
168
S&S 1Q05
Comunitel Disposal
Portgás
S&S 1Q05 pro-forma
Iberian Core-Business
Brazil (excluding fx impact)
BRL/EUR appreciation
Other
S&S 1Q06
Changes in consolidation perimeter
1Q06 € million
120
27
8
13

Core Iberia

Increase of wind farms O&M costs steaming from the first time consolidation of DESA and the end of the two years' guarantee period in some wind farms (€2.1m)

Dual-fuel and gas switching campaign from regulated system to liberalized market by Naturgas (€2.5m)

Brazil

Increased activity around the Programme for the Reduction of Electricity Losses

Increase in costs from the improvement of the commercial service of our Discos and the implementation of the Vanguarda efficiency improvement program

20

2. LABOUR COSTS PENALISED BY THE APPRECIATION OF THE BRAZILIAN REAL AND CHANGES IN THE CONSOLIDATION PERIMETER



Number of employees
1Q05
14,844
Adjustments to the 1Q2005 *
- 370
1Q05 pro-forma
14,474
-141
1Q06
14,333



Personnel costs
€ million
Forex impact
Social benefits
Staff costs
133
25
2
131
25
-2%
2.3%
135
18
6

- **Reduction of 151 employees due to the extension of 2005 staff reduction incentives program PAR (-119 in EDP Distribuição)**
- **Staff reduction at ONI Portugal (-111) and in Brazil (-13)**
- **Increase of 53 employees at HC Energia following the integration in the company of workers which were previously outsourced**

- **Slight increase of staff costs** due to ordinary annual wage increases and career evolution, partially compensated by staff reduction.
- **Assuming flat BRL/EUR exchange rate, staff costs would have decreased by 2% YoY.**
- **Reduction of costs with social benefits,** namely pension fund liabilities due to an increase of the expected return of the fund.

* Includes the impact from Comunitel disposal (-€5.9m/-480 employees), the full consolidation of Portgás (+€1.0m/+110 employees), and accounting changes on the capitalization of HR costs (€2.8m)

21

OTHER NET OPERATING COSTS MAINLY AFFECTED BY THE ACCOUNTING OF THE REAL DECRETO LEY 03/2006 PROVISIONS

Other net operating costs*

€ million

85

1Q05

2

Concession rents

(18)

Reversal of the Spanish tariff deficit provision (1Q05)

Real Decreto-Ley 03/2006 impact represents 97% of YoY increase

29

CO2 emission licenses provision (1Q06)

14

Other provisions ** (customers and inventories)

3

Other

115

30

1Q06

* Excluding discontinued operations

** Includes provisions in supply (due to doubtful debtors: €2.1m, and supply losses: €4.4m), in distribution (due to doubtful debtors: €2.5m) and 5 M€ provision related to the ONI-Transgás contract

22

NET PROFIT UP 9% SUPPORTED BY GROWTH IN RENEWABLES, GOOD BRAZILIAN OPERATIONS AND REVALUATION OF THE CMEC’S SWAP

Gross Profit

€ million

% change

981

3.1%

1Q05

1,012

1Q06

EBITDA*

€ million

1.4%

561

1Q05

569

1Q06

(1) Gross margin improvement in generation supported by high wholesale prices, (2) good performance in Brazil magnified by the appreciation of the Brazilian Real (3) negative impact in Spain from the Real Decreto Ley 03/2006 regulatory framework which penalized EBITDA performance

Net Profit

€ million

9.3%

217

1Q05

237

1Q06

The increase in interest rates and the resulting revaluation of CMEC’s swap had a positive impact on the Group’s Net Income

* Excluding discontinued operations

23

REVALUATION OF THE CMEC’s INTEREST RATE SWAP SUPPORT THE POSITIVE FINANCIAL RESULTS

Financial Results

€ millions

(75)

Financial Results 1Q05

8

Lower average cost of debt

25

Equity Method + dividends*

(19)

Forex adjustments**

127

Reversion of provision on CMEC swap and revaluation of other derivatives

Includes a €44m provision related to financial guarantees by EDP to Electra (Cape Verde) on this company’s debt

(50)

Other

17

Financial Results 1Q06

Financial results boosted by the partial reversion of last year’s provision related to the CMEC interest rate swap (€103m)

Mitigated by the provisioning on EDP’s financial liabilities at Electra (€44m)

* REN: +€21.0m; Edinfor: +€7.3m; Turbogás: +€1.9m; DECA II : -€1.3m; full consolidation of Portgás in 1Q06: -€3.8m;

24

**-€20.7m of results from derivatives in Brazil related to hedge positions on USD denominated debt (Bandeirante and Escelsa), net of hedge instruments

TOTAL CAPEX IN LINE WITH LAST YEAR’S AND MORE WEIGHTED ON THE IBERIAN ENERGY BUSINESS

CAPEX

€ million

Brazil

Portugal

Spain

56

21.3

34.9

17

2.0

14.9

57

49.8

7.3

6

1.9

4.2

53

53.3

6

5.5

0.8

196

53.3

80.5

62.2

1Q05

Generation

31

Iberia

Renewables

24

Distribution

57

Gas

4

Brazil

65

Other

10

Total

191

70% of total Group capex focused on the Iberian core business

Capex in Iberia was driven by the construction of Catejon’s CCGT 2nd 400 MW group, environmental investments at Sines, Aboño and Soto to reduce SO2 and NOX as well as in the expansion and efficiency improvements of our distribution grid

In Brazil our investments were centered around the conclusion of the 452 MW Peixe Angical hydro plant and the extension of the distribution grid within the scope of the State sponsored “Universalização” program

25

CONSOLIDATED NET DEBT FELL FOLLOWING THE FINAL SETTLEMENT FROM THE DISPOSAL OF OUR 14.3% STAKE IN GALP ENERGIA

Consolidated net debt

€ million

-3.5%

9,463

Dec-05

9,130

1Q06

EDP’s net financial debt €333m (3,5%) lower from 31 December 2005 level mainly as a result of:

• The settlement of the second (and last) installment in the amount of €576m related to the sale of EDP’s 14.27% stake in Galp

• The payment during the 1Q2006 of €49m to REN concerning the hydro account mechanism

• The increase in working capital by €200m at EDP Distribuição essentially due to the first time implementation this year of bimonthly invoicing and collection

26

energias de portugal

1Q2006 Results

May 25, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 26, 2006

EDP- Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name:	João Ramalho Talone
Title:	Chief Executive Officer